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REGISTRANT'S NAME Cathay Pacific Airways

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PROCESSED APR 13 2004 THOMSON FINANCIAL

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FILE NO. 82- 1390 FISCAL YEAR 12-31-03

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CATHAY PACIFIC AIRWAYS LIMITED

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CATHAY PACIFIC

ARIS
12-31-03

04 APR -9 AM 7:21

ANNUAL REPORT 2003

Contents



Hong Kong

CATHAY PACIFIC

Cathay Pacific Airways is an international airline registered and based in Hong Kong, offering scheduled cargo and passenger services to over 80 destinations around the world.

We are deeply committed to Hong Kong, where the Company was founded in 1946. We continue to make substantial investments to develop Hong Kong's aviation industry and enhance Hong Kong's position as a regional transportation hub. In addition to our fleet of aircraft, these investments include catering, aircraft maintenance and ground handling companies, as well as our corporate headquarters at Hong Kong International Airport. Cathay Pacific and its subsidiaries and associates employ 21,000 staff in Hong Kong. The airline's two major shareholders are both Hong Kong companies listed on the Hong Kong Stock Exchange, as is Cathay Pacific itself.



Cathay Pacific is the major shareholder in AHK Air Hong Kong Limited, an all cargo carrier that offers scheduled services in the Asia region, and is a shareholder in Hong Kong Dragon Airlines Limited.

We are also a founding member of the **one**world global alliance whose combined network serves over 570 destinations worldwide.

A Chinese translation of this Annual Report is available upon request from the Company's Registrars.

本年報中文譯本，於本公司之股份登記處備索。

Financial and Operating Highlights

Group Financial Statistics		2003	2002	Change
Results				
Turnover	*HK$ million*	**29,578**	33,090	**-10.6%**
Profit attributable to shareholders	*HK$ million*	**1,303**	3,983	**-67.3%**
Earnings per share	*HK cents*	**39.0**	119.5	**-67.4%**
Dividend per share	*HK cents*	**48.0**	44.0	**+9.1%**
Profit margin	*%*	**4.4**	12.0	**-7.6%pt**
Balance Sheet				
Shareholders' funds	*HK$ million*	**31,052**	32,115	**-3.3%**
Net borrowings	*HK$ million*	**11,111**	9,646	**+15.2%**
Shareholders' funds per share	*HK$*	**9.3**	9.6	**-3.1%**
Net debt/equity ratio	*Times*	**0.36**	0.30	**+0.06 times**

Operating Statistics – Cathay Pacific		2003	2002	Change
Available tonne kilometres ("ATK")	*Million*	**13,355**	12,820	**+4.2%**
Passengers carried	*'000*	**10,059**	12,321	**-18.4%**
Passenger load factor	*%*	**72.2**	77.8	**-5.6 %pt**
Passenger yield	*HK cents*	**43.3**	45.4	**-4.6%**
Cargo carried	*'000 tonnes*	**875**	851	**+2.8%**
Cargo and mail load factor	*%*	**68.7**	71.2	**-2.5%pt**
Cargo and mail yield	*HK$*	**1.78**	1.80	**-1.1%**
Cost per ATK	*HK$*	**2.00**	2.13	**-6.1%**
Cost per ATK without fuel	*HK$*	**1.61**	1.76	**-8.5%**
Aircraft utilisation	*Hours per day*	**11.4**	12.1	**-5.8%**
On-time performance	*%*	**91.0**	90.7	**+0.3%pt**

Chairman's Letter

In 2003 Cathay Pacific's operations were severely disrupted by the SARS outbreak, which resulted in a steep decline in passenger demand and several months of heavy losses. However, demand for both business and leisure travel picked up quickly in the third quarter and, with the help of continuing strong performance from our cargo business, we were able to return to profitability and recover much of the ground lost. For the full year the Group recorded an attributable profit of HK$1,303 million, compared to a profit of HK$3,983 million in 2002. Turnover at HK$29,578 million was down 10.6% compared to the previous year.

The recovery of the second half came quicker than initially expected and was attributable to both pent-up demand and special offers created to stimulate passenger traffic. All suspended services were restored by late September and, furthermore, we mounted additional flights to London (now three times daily), Auckland, Johannesburg, Melbourne and Rome. Overall, passenger revenue fell 16.6% from 2002 and passenger yield fell 4.6% to HK43.3 cents.

On 2nd December we opened another important chapter in the airline's history by resuming services to Beijing. The airline has also been granted licences by Hong Kong's Air Transport Licensing Authority to operate services to Shanghai and Xiamen and we intend to mount services to these cities once the necessary approvals have been obtained from the relevant authorities.

Demand for cargo services remained strong throughout the year, in particular to key markets in Europe, Japan and the United States. In October we carried a new monthly record of 87,275 tonnes of freight. Osaka and Singapore were added to the freighter network together with additional frequencies to Brussels, Manchester, Milan and cities in the United States. The Group's 2003 cargo revenue increased 5.6% over the previous year. However, cargo yield fell 1.1% to HK$1.78.

Our other aviation related service businesses were also affected to varying degrees by the SARS crisis, but similarly benefited from the subsequent pickup in demand.

During the year, we increased the fleet by six new aircraft (one Airbus 340-600, three Airbus 330-300s and two Boeing 777-300s), bringing total fleet size to 85 aircraft at year end. We are currently studying options for the further expansion of our fleet to meet anticipated growth in demand.

Cooperation within the **one**world alliance, now five years old, was extended with the acceptance of Swiss International Air Lines as the ninth alliance member. Our codeshare agreement with American Airlines was also expanded, adding four more destinations in the United States.

As Hong Kong's leading airline, we were pleased to be able to play a key role in various SARS recovery initiatives, including the very successful "We Love Hong Kong" campaign, to rebuild public confidence and boost tourism into Hong Kong. Our thanks go to our partners in Hong Kong's travel industry.

We will continue to invest in our fleet, our product and our people in order to grow our business and enhance Hong Kong's position as a premier global aviation hub. We shall maintain our own role as a pioneer of aviation management innovation via further roll-out of our inflight email product and the launch of a freight internet service portal.

I would like to express sincere thanks to our staff for their hard work which has seen the airline come through an extremely, indeed uniquely, testing year in remarkably good shape and well positioned to benefit from the growth opportunities of the coming years.

James Hughes-Hallett
Chairman
10th March 2004


CATHAY PACIFIC

2003 in Review

2003 was a testing year for Cathay Pacific. After a strong first quarter, the onset of SARS caused a sharp decline in passenger demand and several months of losses. Passenger demand rebounded strongly in the third quarter, helped by pent-up demand from both business and leisure travellers. Our cargo business posted a record tonnage figure. We added six aircraft to our fleet and increased the frequency of a number of services. After a 13-year absence we also resumed services to Beijing.

Award winning products and services

- The installation of our new Business Class will be completed by March 2004 on all long haul aircraft. A new regional Business Class product was installed on five newly delivered aircraft.
- We were voted the "World's Best Airline" in a global Skytrax Research poll of more than 4.4 million travellers. In the same poll we were named both "Best Airline – Asia" and "Best Airline – Transpacific" for the second straight year.
- We won the "Asia's Leading Airline", "World's Leading First Class" and "World's Leading Use of Inflight Technology" titles in the World Travel Awards poll of 80,000 travel industry professionals.
- Cathay Pacific won the International Award for its work to develop Hong Kong as a tourism and aviation hub and was recognised for acting as a responsible employer in the annual DHL/South China Morning Post Business Awards. Deputy Chairman & Chief Executive David Turnbull was honoured with the Executive Award in recognition of his leadership in difficult times.
- We were cited for our initiatives in helping Hong Kong and the region to recover from the effects of SARS in the TTG Honours 2003, organised by leading travel industry publication TTG Asia.
- Italy's annual Air Cargo Market Conference named us "Best Overall Cargo Airline" and "Best Cargo Airline to Oceania". Canadian Transportation & Logistics magazine also named Cathay Pacific Cargo in Canada the best for airfreight transportation in its Shippers' Choice Awards for 2003.

Hub development

- We were licensed by Hong Kong's Air Transport Licensing Authority to operate 21 weekly services to both Beijing and Shanghai and seven weekly services to Xiamen.
- We resumed services to Beijing on 2nd December 2003 and are planning to operate more services after further approvals have been granted.
- Cathay Pacific added a third daily service to London in August.
- We increased the frequency of passenger services to Auckland, Johannesburg, Melbourne and Rome.
- Osaka and Singapore were added to the freighter network, together with additional frequencies to Brussels, Manchester, Milan and cities in the United States.
- Our passenger codeshare arrangement with **one**world partner American Airlines was extended to incorporate more than 20 cities in the United States.
- Copenhagen, Lisbon and Seoul were added to our codeshare agreement with British Airways, also a **one**world partner.

The growing fleet

- At the end of the year we had 85 aircraft in our operating fleet, including 74 passenger aircraft and 11 freighters.
- During the year we introduced six new aircraft into our fleet: one A340-600, three A330-300s, and two B777-300s.
- We ordered one new B747-400 freighter for delivery in 2005.
- Our all-cargo carrier subsidiary AHK Air Hong Kong Limited ("AHK") ordered six new A300-600F regional freighter aircraft to expand its operation within Asia. Scheduled delivery is during the second half of 2004 and the first quarter of 2005.

Fleet profile

	Number as at 31st December 2003				Firm orders			Expiry of operating leases			
		Leased									
Aircraft type	Owned	Finance	Operating	**Total**	'04	'05	**Total**	'06	'07	'08	Options
Aircraft operated by Cathay Pacific:											
B747-400	11	6	2	**19**					1	1	
B747-200F	4	2		**6**							
B747-400F	1	4		**5**		1	**1**				
B777-200	1	4		**5**							
B777-300		9		**9**	1		**1**				3[a]
A330-300		23		**23**							
A340-300		11	4	**15**				4			
A340-600			3	**3**					2	1	
Total	17	59	9	**85**	1	1	**2**	4	3	2	3
Aircraft operated by AHK:											
B747-200F		1		**1**							
A300-600F					4	2	**6**				4[b]
A300F/B727F[c]			3	**3**							
Total		1	3	**4**	4	2	**6**				4

(a) *Operating lease options expire in 2007 and are for any B777 model.*
(b) *Purchase options expire in 2004 and 2005.*
(c) *Aircraft on wet lease.*

Pioneer in technology

- We were one of the first airlines to provide inflight email. Inflight email will be available to all First and Business Class passengers and in certain sections of Economy Class cabins by mid-2004.
- Our Ultramain maintenance logging and inventory management system now controls work on our A340-600 and B747-200 Classic freighter fleets and will be rolled out across our other fleets.
- Cathay Pacific Cargo along with Japan Airlines Cargo, Qantas Freight and Singapore Airlines Cargo launched Ezycargo, an Internet service portal for freight forwarders and airlines.
- COINS, our new revenue management system, started operation in February.

Dedicated staff

- By the end of the year, we employed more than 14,600 people in 30 countries, of which 10,700 were based in Hong Kong.
- In order to help the Company during the difficult period following the SARS outbreak, staff were asked to join a special leave scheme. As business improved in the second half of the year, staff who joined the scheme received an ex-gratia payment as an appreciation of their support.
- The 17th class of cadet pilots graduated from our training centre in Adelaide. More than 200 pilots have passed through the Cadet Pilot Programme since its launch in 1988 and so far ten of them have been promoted to Captain.
- Cathay Pacific regularly reviews its human resource and remuneration policy in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

Contribution to the Hong Kong community

- We took a leading role in initiatives, such as the "We Love Hong Kong" campaign, to rebuild confidence and tourism in Hong Kong in the wake of the SARS crisis.
- We donated more than 10,000 tickets to support the Hong Kong Tourism Board's effort to boost local tourism following Hong Kong's removal from the World Health Organisation's list of SARS-affected areas.
- The winner of the Hong Kong Super Draw took home Cathay Pacific tickets worth HK$2 million.
- We launched "I Can Fly", a new community initiative which nurtures a spirit of social service and an enthusiasm for aviation among 1,000 local young people.
- Our passengers donated HK$5.54 million in aid of UNICEF through our Change for Good inflight fundraising programme.
- We made a three-year commitment, with Credit Suisse First Boston, to jointly sponsor the Hong Kong Rugby Sevens tournament, starting in 2004.
- For the first time we sponsored horse racing in Hong Kong, acting as the official carrier for the Hong Kong International Race Week.

Environment

- We have revised our Environmental Policy in order to strengthen our commitment to environmental protection.
- An Environmental Report for 2003 will provide detailed information on our environmental performance.
- We have established a comprehensive environmental management system for our property related activities which is certified to ISO 14001.
- Cathay Pacific has installed High Efficiency Particulate Air filters on all its aircraft which remove more than 99.9% of bacteria and large virus particles. We have an on-going monitoring programme to measure air quality in aircraft cabins.

Review of Operations

Passenger services

Due to the impact of SARS the year saw an 18.4% decrease to 10.1 million in the number of passengers carried. During the SARS crisis we reduced our passenger schedule by 45% and parked 22 aircraft. All suspended services were restored by the end of September and additional services were added to the winter schedule. Passenger numbers and yield improved in the fourth quarter of the year. Passenger yield for 2003 declined 4.6% to HK43.3 cents.

Load factor by region



%
90
80
70
60
50
40
North Asia
South East Asia and Middle East
Europe
Pacific and South Africa
1999
2000
2001
2002
2003

Passenger load factor and yield



%
HK cents
80
70
60
50
40
60
50
40
30
20
99
00
01
02
03
Passenger load factor
Yield

Available seat kilometres ("ASK"), load factor and yield by region:

	ASK (million)			Load factor (%)			Yield
	2003	2002	**Change**	**2003**	2002	**Change**	**Change**
North Asia	**9,436**	11,022	**-14.4%**	**61.3**	69.2	**-7.9%pt**	**-9.2%**
South East Asia and Middle East	**12,775**	14,063	**-9.2%**	**67.7**	71.8	**-4.1%pt**	**-3.8%**
Europe	**12,712**	13,291	**-4.4%**	**78.2**	86.4	**-8.2%pt**	**+4.4%**
Pacific and South Africa	**24,357**	24,674	**-1.3%**	**75.6**	80.4	**-4.8%pt**	**-0.1%**
Overall	**59,280**	63,050	**-6.0%**	**72.2**	77.8	**-5.6%pt**	**-4.6%**

Comments by region are as follows:

North Asia

- Passenger yields and volumes from Japan were depressed by a general reluctance to travel in the wake of SARS.
- Following SARS, Korea's leisure travel market recovered faster than the business market.
- Taipei remained strong despite sustained pressure on yields in a highly competitive market.

South East Asia and Middle East

- After SARS, markets in the Middle East were well supported by high volumes of contract workers while business travel recovered at a slower rate.
- South East Asian routes experienced a healthy recovery in the second half, helped by pricing initiatives.
- Strong growth in the Indian market continued to support passenger yields.
- A large proportion of long haul passengers connect through our hub at Hong Kong International Airport to destinations in South East Asia and the Middle East.

Europe

- The resumption of trade shows in Hong Kong and Mainland China and the lifting of corporate travel restrictions increased business travel in the second half of the year.
- Following SARS, business traffic on the European routes rebounded strongly.
- With strong demand on the London route, services were increased in August to three times daily. All three daily services performed well.
- A fifth weekly service was added to Rome following our first codeshare with **one**world partner Qantas.
- Strong European currencies helped to increase our dollar revenues.

Pacific and South Africa

- Australia and New Zealand performed well and additional services were launched to Auckland and Melbourne.
- A sixth weekly service was launched to Johannesburg. The route continued to perform well.
- The transpacific market recovered swiftly after SARS and Los Angeles was returned to a double-daily service at the end of September.

Cargo services

2003 was a good year for cargo, both in terms of revenue and freight tonnage. Growth was driven by demand for goods exported through Hong Kong, in particular to markets in Europe, Japan and the United States. Cargo revenue contributed 33.5% to the Group turnover.

Turnover


HK$ million
12,000
10,000
8,000
6,000
4,000
2,000
0
99
00
01
02
03
Cathay Pacific
AHK

Capacity – cargo and mail ATK


Million tonne kilometres
9,000
8,000
7,000
6,000
5,000
4,000
3,000
99
00
01
02
03
Cathay Pacific
AHK

	ATK (million)			Load factor (%)			Yield
	2003	2002	**Change**	**2003**	2002	**Change**	**Change**
Cathay Pacific	**7,715**	6,822	**+13.1%**	**68.7**	71.2	**-2.5%pt**	**-1.1%**
AHK	**176**	585	**-69.9%**	**56.9**	69.1	**-12.2%pt**	**+218.1%**

Cathay Pacific Airways Limited

- Cathay Pacific operates a fleet of five B747-400 and six B747-200 freighters to 25 destinations worldwide. Freight is also carried in the belly holds of our passenger aircraft.
- During 2003, 874,724 tonnes of freight was carried, setting a new annual record. Cargo ATKs grew by 13.1%, due mainly to the integration of AHK's European operations. Load factor for the year dropped to 68.7%.
- Revenue in 2003 grew by 7.5% due to a strong growth in exports from Hong Kong to Europe, the United States and Asian destinations.
- The war in the Middle East had no effect on cargo operations. However, SARS caused a significant reduction in the Company's passenger schedule, resulting in a reduction in cargo capacity of 15% during the affected period. A previously parked B747-200 freighter was reactivated in May.

- Osaka and Singapore were added to Cathay Pacific's freighter network during the year.
- During the year, frequencies to Brussels, Manchester, Milan and cities in the United States increased as demand in these markets grew.
- Cargo yield was maintained at HK$1.78 with the dilutionary impact of additional lower yield long haul services being offset by favourable currencies.
- Cathay Pacific is to be the launch customer for Boeing's freighter conversion program for the B747-400 passenger aircraft. The conversion will be undertaken by Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") with the first aircraft expected to be delivered in December 2005 and another five by 2007.

AHK Air Hong Kong Limited

- In March, DHL International Limited ("DHL") acquired an additional 10% shareholding in AHK from Cathay Pacific. DHL now has a 40% interest in AHK.
- AHK continues to operate scheduled services to Osaka and Seoul and charter flights for Cathay Pacific using a B747-200 freighter.
- AHK commenced a four times weekly express cargo service to Bangkok in March while a five times weekly service to Singapore was started in October.
- Capacity, due to the full year effect of the return of two B747-200 freighters to Cathay Pacific, fell by 69.9% over 2002 whilst the load factor decreased by 12.2 percentage points.
- Yield increased due to the transfer of the lower yielding European services to Cathay Pacific in 2002.
- AHK recorded a satisfactory profit in 2003.

Review of affiliated businesses and associated companies

Cathay Pacific Catering Services (H.K.) Limited ("CPCS")

- CPCS, a wholly owned subsidiary of Cathay Pacific, is the principal flight kitchen in Hong Kong.
- The company produced 13 million meals and accounts for 72% of the airline catering market in Hong Kong.
- The performance of the company was seriously affected by the SARS outbreak in March and stringent cost controls were implemented. Recovery was seen in the second half as passenger traffic picked up, though pressure on meal prices continued.

Hong Kong Airport Services Limited ("HAS")

- HAS, in which Cathay Pacific holds a 70% interest, is the largest franchised ramp handling company at Hong Kong International Airport.
- Services include aircraft loading, passenger steps and air-bridge operation, baggage handling, passenger and staff buses, aircraft load control and cargo and mail delivery.
- The total number of flights handled in 2003 was lower than in the previous year due to flight cancellations resulting from the SARS outbreak.
- In the circumstances HAS reported a satisfactory profit for the year.

Hong Kong Aircraft Engineering Company Limited ("HAECO")

- HAECO, in which Cathay Pacific holds a 27% interest, provides aircraft maintenance, modification and overhaul services at Hong Kong International Airport.
- The company achieved a consolidated profit after tax of HK$345 million, 25.8% below last year, reflecting the effect of the SARS outbreak on business volumes.
- TAECO, 49% owned by HAECO and 9% owned by Cathay Pacific, had a profitable year. A third hangar was opened in 2003.
- Hong Kong Aero Engine Services Limited, HAECO's joint venture with Rolls-Royce plc and SIA Engineering Pte Limited, continued to achieve good results with high workloads.

Hong Kong Dragon Airlines Limited ("Dragonair")

	ASK/ATK* (million)			Load factor (%)			Yield
	2003	2002	**Change**	**2003**	2002	**Change**	**Change**
Passenger services	**6,483**	6,657	**-2.6%**	**59.4**	65.3	**-5.9%pt**	**-8.6%**
Cargo services	**1,069**	814	**+31.3%**	**80.4**	79.5	**+0.9%pt**	**+8.6%**

* *Capacities of passenger and cargo services are measured in available seat kilometres ("ASK") and available tonne kilometres ("ATK") respectively.*

- Dragonair, in which Cathay Pacific holds a 19% interest, offers passenger services to 28 destinations in Asia, including 20 in Mainland China. Dragonair also provides freighter services to seven destinations in Europe, Middle East, Japan, Taiwan and Mainland China.
- Dragonair's result was seriously affected by the SARS outbreak. However, the company returned to profit as the demand for passenger travel recovered in the second half of the year.
- Dragonair recorded an 11.1% decrease in passenger numbers in 2003. Passenger yield decreased by 8.6% as a result of special offers to stimulate passenger traffic. Passenger load factor, despite flight cancellations, was down by 5.9 percentage points to 59.4% in 2003.
- Cargo services were less affected by the SARS outbreak. The company carried 269,980 tonnes of cargo in 2003, 39.5% higher than last year. Cargo load factor increased by 0.9 percentage point to 80.4% while capacity increased by 31.3% as a result of the third freighter joining the fleet in late 2002. Cargo yield increased by 8.6% due to a higher proportion of regional freighter services.
- From the winter season, Dragonair increased weekly frequencies of passenger services to Beijing and Shanghai to 56 and 74 respectively. To cope with growing traffic demand, frequencies on most Mainland China routes were also increased. The company commenced its twice daily passenger service to Bangkok in November. Services to Sendai and Hiroshima have been suspended since the SARS outbreak in April. The joint venture service with Malaysian Airlines to Kuching was also terminated in April.

- Fleet profile as at 31st December 2003:

	Number as at 31st December 2003				Firm orders			Expiry of operating leases	
		Leased							
Aircraft type	Owned	Finance	Operating	**Total**	'04	'05	**Total**	'05	'06 & beyond
A320		2	6	**8**	2	1	**3**		6
A321	2		4	**6**					4
A330	2	3	4	**9**	1	3	**4***	1	3
B747-200F					1		**1**		
B747-300F	3			**3**					
Total	7	5	14	**26**	4	4	**8**	1	13

* *Aircraft will be on operating lease.*

- Dragonair took delivery of two A321s and as a result the fleet size increased to 26 at the end of 2003.
- A cabin and inflight entertainment upgrade across the A330 fleet is to be completed by the end of 2004.
- With the relaxation on individual travel from Mainland China to Hong Kong and the signing of the Closer Economic Partnership Arrangement, Dragonair is optimistic about the demand for air travel between Hong Kong and Mainland China.



Financial Review

The Cathay Pacific Group reported an attributable profit of HK$1,303 million against a profit of HK$3,983 million in 2002. The significant decrease in profit was due to the sharp fall in passenger numbers during the SARS outbreak.

Turnover

	Group		Cathay Pacific	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Passenger services	**18,663**	22,376	**18,663**	22,376
Cargo services	**9,913**	9,387	**9,417**	8,758
Catering and other services	**1,002**	1,327	**-**	–
Turnover	**29,578**	33,090	**28,080**	31,134

Group turnover


HK$ million
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
99
00
01
02
03
Passenger services
Cargo services
Catering and other services

Cathay Pacific: passengers and cargo carried


Passenger in '000
7,000
6,000
5,000
4,000
3,000
Cargo in '000 tonnes
500
400
300
200
100
1H 1999
2H 1999
1H 2000
2H 2000
1H 2001
2H 2001
1H 2002
2H 2002
1H 2003
2H 2003
Passengers carried
Cargo carried

- Group turnover reduced by 10.6% on 2002.
- Passenger services turnover decreased significantly by 16.6% to HK$18,663 million mainly due to a reduction in passenger numbers after the SARS outbreak. The number of passengers carried decreased by 18.4% to 10.1 million while the passenger traffic in revenue passenger kilometres decreased by 12.8%.
- Despite the 6.0% reduction in capacity in terms of available seat kilometres, the passenger load factor still decreased by 5.6 percentage points to 72.2%.
- Passenger yield decreased by 4.6% to HK¢43.3 as a result of special offers.

- First and business class revenues reduced by 13.4% and the front end load factor decreased from 58.9% to 57.6%. Economy class revenue also decreased by 18.2% and the economy class load factor dropped from 81.8% to 75.0%.
- Cathay Pacific's cargo turnover increased by 7.5% to HK$9,417 million. The improvement represents the continued growth in exports from Hong Kong and additional traffic following the integration of AHK's European operations.
- Cathay Pacific's cargo load factor decreased by 2.5 percentage points to 68.7% whilst capacity increased by 13.1%. Cargo yield also declined by 1.1% to HK$1.78.
- The reduction in Cathay Pacific's turnover can be analysed as follows:

		HK$M
-6.0%	Passenger capacity	**(1,330)**
+13.1%	Cargo and mail capacity	**1,147**
-5.6%pt	Passenger load factor	**(1,522)**
-2.5%pt	Cargo and mail load factor	**(345)**
-4.6%	Passenger yield	**(861)**
-1.1%	Cargo and mail yield	**(143)**
		(3,054)

Revenue and breakeven load factor


%
80
75
70
65
60
55
50
99
00
01
02
03
Revenue load factor
Breakeven load factor

- Revenue load factor decreased by 4.8 percentage points to 71.1% while the breakeven load factor rose by 1.7 percentage points to 67.4%.
- The annualised revenue effect on changes in yield and load factor is set out below:

	HK$M
+ 1 percentage point in passenger load factor	**257**
+ 1 percentage point in cargo and mail load factor	**137**
+ HK¢1 in passenger yield	**428**
+ HK¢1 in cargo and mail yield	**53**

Operating expenses

	Group			Cathay Pacific		
	2003 HK$M	2002 HK$M	**Change**	**2003 HK$M**	2002 HK$M	**Change**
Staff	**8,035**	7,918	**+1.5%**	**7,318**	7,130	**+2.6%**
Inflight service and passenger expenses	**1,223**	1,464	**-16.5%**	**1,223**	1,464	**-16.5%**
Landing, parking and route expenses	**4,193**	4,649	**-9.8%**	**4,106**	4,468	**-8.1%**
Fuel	**5,236**	4,895	**+7.0%**	**5,164**	4,735	**+9.1%**
Aircraft maintenance	**2,856**	3,312	**-13.8%**	**2,853**	3,194	**-10.7%**
Aircraft depreciation and operating leases	**3,988**	3,711	**+7.5%**	**3,931**	3,624	**+8.5%**
Other depreciation and operating leases	**872**	1,009	**-13.6%**	**649**	765	**-15.2%**
Commissions	**400**	501	**-20.2%**	**398**	498	**-20.1%**
Exchange gain	**(244)**	(179)	**+36.3%**	**(247)**	(169)	**+46.2%**
Others	**794**	1,060	**-25.1%**	**721**	913	**-21.0%**
Operating expenses	**27,353**	28,340	**-3.5%**	**26,116**	26,622	**-1.9%**
Net finance charges	**620**	743	**-16.6%**	**606**	723	**-16.2%**
Total operating expenses	**27,973**	29,083	**-3.8%**	**26,722**	27,345	**-2.3%**

- Staff costs increased due to an increase in average staff numbers.
- Inflight service and passenger expenses decreased due to a reduction in passenger numbers and cost control initiatives.
- Landing, parking and route expenses fell as a result of flight cancellations.
- Fuel costs increased mainly due to the 18.5% increase in the average fuel price.
- Aircraft maintenance decreased as a result of flight cancellations and the temporary parking of aircraft.
- Aircraft depreciation and operating leases increased due to the new aircraft deliveries.

Cathay Pacific: total operating expenses



2% Others
1% Commissions
2% Net finance charges
17% Depreciation and operating leases
11% Aircraft maintenance
28% Staff
5% Inflight service and passenger expenses
15% Landing, parking and route expenses
19% Fuel

Cathay Pacific: fuel price and consumption



US cents per American gallon
100
80
60
40
20
American gallon in million
900
850
800
750
700
99
00
01
02
03
Into wing price – before hedging
Into wing price – after hedging
Uplifted volume

- Net finance charges decreased due to the lower average net borrowings.
- Cathay Pacific's cost per ATK reduced from HK$2.13 to HK$2.00 due to more cargo flights and cost saving initiatives.

Associated companies

- The share of profits from associated companies reduced by 53.2% to HK$126 million.
- Dragonair's result was adversely affected by the SARS outbreak in Hong Kong, Mainland China and Taiwan.
- HAECO reported a lower profit than 2002 largely due to flight cancellations.

Taxation

- Despite reduced profits the tax charge at HK$409 million was HK$81 million higher than in the previous year as a result of both increased overseas charges and prior year under provisions.

Dividends

- Dividends paid and proposed for the year are HK$1,604 million representing a dividend cover of 0.8 times.
- Dividends per share increased from HK¢44 to HK¢48.

Assets

- Total assets as at 31st December 2003 amounted to HK$75,037 million.
- During the year, additions to fixed assets were HK$5,121 million, comprising HK$5,027 million for aircraft and related equipment and HK$94 million for properties and other equipment.

Group interest cover


HK$ million
Times
6,000
5,000
4,000
3,000
2,000
1,000
0
18
15
12
9
6
3
0
99
00
01
02
03
Operating profit
Net finance charges
Interest cover

Group total assets


1% Intangible assets
4% Long-term investments
27% Current assets
60% Aircraft and related equipment
8% Properties and other equipment

Borrowings and capital

- Borrowings increased by 15.3% to HK$26,297 million compared with HK$22,810 million in 2002.
- Borrowings are mainly denominated in US dollar, Japanese yen, Sterling and Euro, and are fully repayable by 2017 with 56% at fixed rates of interest.
- Liquid funds, 66% of which are denominated in US dollar, increased by 15.3% to HK$15,200 million.
- Net borrowings increased by 15.2% to HK$11,111 million.
- The Group's shareholders' funds decreased by 3.3% to HK$31,052 million.
- Net debt/equity ratio increased from 0.30 times to 0.36 times.

Group net debt and equity


HK$ million
Times
36,000
30,000
24,000
18,000
12,000
6,000
0
0.6
0.5
0.4
0.3
0.2
0.1
0
99
00
01
02
03
Shareholders' funds
Net borrowings
— Net debt/equity ratio

Financial risk management policy

- In the normal course of business the Company is exposed to movements in foreign exchange rates, interest rates and jet fuel prices.
- These exposures are managed, sometimes with the use of derivative financial instruments, in accordance with policies approved by the Finance Committee.
- Derivative financial instruments are used solely for financial risk management purposes and the Company does not hold or issue derivative financial instruments for trading purposes.
- Derivative financial instruments which constitute a hedge do not expose the Company to market risk since any change in their market value will be offset by a compensating change in the market value of the asset, liability or transaction being hedged.

Group maturity profile by currency: borrowings


HK$ million
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
EUR
GBP
HKD
JPY
USD
Others
Within 1 year
Between 1-2 years
Between 2-5 years
Over 5 years

Others include AUD, CAD, KRW, NZD, SGD and TWD.

- Exposures to movements in foreign exchange rates, interest rates and jet fuel prices are regularly reviewed and positions are amended in compliance with policy guidelines.
- To manage credit risk, transactions are only carried out with financial institutions of high repute and all counterparties are subject to prescribed trading limits which are regularly reviewed. Risk exposures are monitored regularly by reference to market values.

Management of currency exposures

- As an international airline, the Company's revenue streams are denominated in a number of foreign currencies resulting in exposure to fluctuations in foreign exchange rates.
- To manage this exposure assets are, where possible, financed in those foreign currencies in which net operating surpluses are anticipated, thereby establishing a natural hedge. In addition, the Company uses currency derivatives to reduce anticipated foreign currency surpluses.
- The use of foreign currency borrowings and currency derivatives to hedge future operating revenues is a key component of the financial risk management process. Exchange differences realised on the repayment of financial commitments are effectively matched by the change in value of the foreign currency earnings used to make those repayments.

Cathay Pacific: fuel hedging


US cents per American gallon
American gallon in million
75
73
71
69
67
65
80
70
60
50
40
30
20
10
0
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
Effective into wing fuel price
— Volume hedged

Group interest rate profile: borrowings


%
100
80
60
40
20
0
99
00
01
02
03
Floating
Fixed

Value added

The following table summarises the distribution of the Group's value added in 2002 and 2003.

	2003 HK$M	2002 HK$M
Total revenue	**29,578**	33,090
Less: Purchases of goods and services	**(15,846)**	(16,688)
Value added by the Group	**13,732**	16,402
Add: Income from investments	**273**	95
Share of profits of associated companies	**151**	324
Total value added available for distribution	**14,156**	16,821
Applied as follows:		
To employees		
– Salaries and other staff costs	**8,035**	7,918
To government		
– Corporation taxes	**409**	328
To providers of capital		
– Dividends – paid	**100**	534
– proposed	**1,504**	935
– Minority interests	**44**	20
– Net finance charges	**620**	743
Retained for re-investment and future growth		
– Depreciation	**3,745**	3,829
– (Loss)/profit after dividends	**(301)**	2,514
Total value added	**14,156**	16,821

- The Group value added decreased by HK$2,665 million mainly due to a reduction in revenue partly offset by cost savings.
- Dividends paid and proposed increased by HK$135 million while the amount retained for re-investment and future growth decreased by HK$2,899 million.

Directors and Officers

NON-EXECUTIVE DIRECTORS

James Hughes-Hallett+#, aged 54, has been a Director of the Company since July 1998. He was appointed Chairman of the Board in June 1999. He is also Chairman of Swire Pacific Limited, Swire Properties Limited and John Swire & Sons (H.K.) Limited. He joined the Swire group in April 1976 and in addition to Hong Kong has worked for the group in Japan, Taiwan and Australia.

Martin Cubbon#, aged 46, has been a Director of the Company since September 1998. He is also Finance Director of Swire Pacific Limited, a Director of John Swire & Sons (H.K.) Limited and Swire Properties Limited. He joined the Swire group in 1986.

Henry Fan, aged 55, has been a Director of the Company since October 1992 except for the period from March to June 1996. He was appointed Deputy Chairman in January 1997. He is Managing Director of CITIC Pacific Limited.

Vernon Moore*, aged 57, has been a Director of the Company since October 1992 except for the period from March to June 1996. He is Deputy Managing Director of CITIC Pacific Limited.

Sir Adrian Swire#, aged 72, is Chairman of John Swire & Sons Limited. He has been a Director of the Company since June 1965 and is also a Director of Swire Pacific Limited.

Raymond Yuen#, aged 58, has been a Director of the Company since September 1998. He is General Manager China Affairs of the Company and is also a Director of John Swire & Sons (H.K.) Limited and Hong Kong Dragon Airlines Limited. He joined the Swire group in 1982.

Carl Yung, aged 35, has been a Director of the Company since March 1997. He is an Executive Director of CITIC Pacific Limited and is also a Director of other companies concerned with infrastructure and industrial projects in the PRC. He joined CITIC Pacific Limited in 1993.

Zhang Xianlin, aged 50, has been a Director of the Company since August 1997. He is a Director of China National Aviation Corporation (Group) Limited and Hong Kong Dragon Airlines Limited.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Peter Lee*+, aged 50, has been a Director of the Company since May 2002. He is Chairman of Hysan Development Company Limited and is also a Director of Hang Seng Bank Limited and SCMP Group Limited.

Raymond Or*, aged 54, has been a Director of the Company since February 2000. He is General Manager of The Hongkong and Shanghai Banking Corporation Limited.

Jack So*, aged 58, has been a Director of the Company since September 2002. He is Deputy Chairman and Group Managing Director of PCCW Limited. He is also a Director of The Hongkong and Shanghai Banking Corporation Limited.

Tung Chee Chen+, aged 61, has been a Director of the Company since September 2002. He is Chairman and Chief Executive Officer of Orient Overseas (International) Limited.

EXECUTIVE DIRECTORS

Robert Atkinson#, aged 50, has been Finance Director of the Company since June 1997. He joined the Swire group in 1979 and in addition to Hong Kong has worked for the group in Japan, the United Kingdom and the United States.

Philip Chen#, aged 48, has been Director and Chief Operating Officer since July 1998 and was previously Deputy Managing Director. He is also a Director of John Swire & Sons (H.K.) Limited. He joined the Swire group in 1977.

Derek Cridland, aged 58, has been Engineering Director since April 1998. He joined the Company in 1982 and was previously employed by International Civil Aviation Organisation and British Airways. He is also a Director of Hong Kong Aircraft Engineering Company Limited, Hong Kong Aero Engine Services Limited and Associated Engineers Limited.

David Turnbull#, aged 48, has been a Director of the Company since January 1994. He was appointed Managing Director in December 1996 and has been Deputy Chairman and Chief Executive since July 1998. He is also Chairman of Hong Kong Aircraft Engineering Company Limited, and a Director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited. He joined the Swire group in 1976.

Tony Tyler#, aged 48, has been Director Corporate Development since December 1996 and was previously Director Service Delivery. He is also a Director of John Swire & Sons (H.K.) Limited, Hong Kong Aircraft Engineering Company Limited and Hong Kong Dragon Airlines Limited and the Chairman of AHK Air Hong Kong Limited. He joined the Swire group in 1977 and has worked in Australia, the Philippines, Canada, Japan and Europe.

EXECUTIVE OFFICERS

James Barrington#, aged 44, has been Director Sales and Marketing since March 2000. He joined the Swire group in 1982.

William Chau, aged 50, has been Director Personnel since May 2000. He joined the Swire group in 1973.

Robert Cutler#, aged 50, has been Director Service Delivery since December 1996. He joined the Swire group in 1975.

Edward Nicol#, aged 50, has been Director Information Management since January 2003. He joined the Swire group in 1975.

Nick Rhodes#, aged 45, has been Director Flight Operations since January 2003. He joined the Swire group in 1980.

Augustus Tang, aged 45, has been Director Corporate Planning since May 2000. He joined the Swire group in 1982.

SECRETARY

Margaret Yu#, aged 58, has been Company Secretary since September 2002. She joined the Swire group in 1978.

\+ *Member of the Remuneration Committee*
\# *Employees of the John Swire & Sons Limited group*
* *Member of the Audit Committee*

Directors' Report

We submit our report and the audited accounts for the year ended 31st December 2003 which are on pages 31 to 65.

ACTIVITIES

The Cathay Pacific Group (the "Group") is predominantly managed and controlled in Hong Kong. As well as operating scheduled airline services, the Group is engaged in other related areas including airline catering, aircraft handling and engineering. The airline operations are principally to and from Hong Kong, which is where most of the Group's other activities are also carried out. Details are set out in note 2 to the accounts.

Details of principal subsidiary companies, their main areas of operation and particulars of their issued capital, and details of principal associated companies are listed on pages 64 and 65.

ACCOUNTS

The profit of the Group for the year ended 31st December 2003 and the state of affairs of the Group and the Company at that date are set out in the accounts on pages 35 to 65.

DIVIDENDS

We recommend the payment of a special dividend of HK¢28 per share and a final dividend of HK¢17 per share for the year ended 31st December 2003. The special dividend represents the reduction, agreed on 5th May 2003, to the 2002 final dividend. Together with the interim dividend of HK¢3 per share paid on 2nd October 2003, this makes a total dividend for the year of HK¢48 per share. This represents a total distribution for the year of HK$1,604 million. Subject to shareholders' approval of the special dividend and the final dividend at the Annual General Meeting on 12th May 2004, payment of the dividends will be made on 2nd June 2004 to shareholders registered on 12th May 2004. The shareholders' register will be closed from 7th May 2004 to 12th May 2004, both dates inclusive.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in the statement of changes in equity on pages 39 to 40.

ACCOUNTING POLICIES

The principal accounting policies are set out on pages 31 to 34. A statement of the reasons for a departure from the standard financial reporting practices laid down by the Hong Kong Society of Accountants is set out in principal accounting policy 4.

DONATIONS

During the year, the Company and its subsidiary companies made charitable donations amounting to HK$4 million in direct payments and a further HK$6 million in the form of discounts on airline travel.

FIXED ASSETS

Movements of fixed assets are shown in note 9 to the accounts. Details of aircraft acquisitions are set out on page 6.

BANK AND OTHER BORROWINGS

The net bank loans, overdrafts and other borrowings, including obligations under finance leases, of the Group and the Company are shown in notes 14 and 19 to the accounts.

SHARE CAPITAL

During the year under review, the Group did not purchase or redeem any shares in the Company. At 31st December 2003, 3,343,515,048 shares were in issue (31st December 2002: 3,336,007,848 shares).

The Company adopted a share option scheme on 10th March 1999. During the year, 7,507,200 shares were issued under the scheme. Details of the scheme can be found in note 20 to the accounts.

COMMITMENTS AND CONTINGENCIES

The details of capital commitments and contingent liabilities of the Group and the Company as at 31st December 2003 are set out in note 28 to the accounts.

AGREEMENT FOR SERVICES

There is an agreement for services in respect of which John Swire & Sons (H.K.) Limited, a wholly owned subsidiary of John Swire & Sons Limited, provides services to the Company and under which costs are reimbursed and fees payable. The agreement can be terminated by either party giving not less than 12 months' notice of termination expiring on 31st December 2005 or any subsequent 31st December. As Directors and/or employees of the John Swire & Sons Limited group, Robert Atkinson, Philip Chen, Martin Cubbon, James Hughes-Hallett, David Turnbull, Tony Tyler and Raymond Yuen are interested in this agreement. Sir Adrian Swire is also interested in this agreement as shareholder, director and employee of John Swire & Sons Limited.

Particulars of the fees paid and the expenses reimbursed for the year ended 31st December 2003 are given in note 26 to the accounts.

SIGNIFICANT CONTRACTS

Contracts between the Company and Hong Kong Aircraft Engineering Company Limited ("HAECO") for the maintenance and overhaul of aircraft and related equipment accounted for approximately 3% of the airline's operating costs in 2003. Like the Company, HAECO is an associated company of Swire Pacific Limited; all contracts have been concluded on normal commercial terms in the ordinary course of the business of both parties.

CONNECTED TRANSACTIONS

The Company has entered into the following transactions with DHL International Limited ("DHL"), which is a connected person of the Company for the purpose of the Listing Rules (Main Board) (the "Listing Rules") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") by virtue of its 40% interest in the Company's subsidiary AHK Air Hong Kong Limited ("AHK").

AHK is owned 60% by the Company and 40% by DHL via their respectively wholly owned subsidiaries Maplebeck Limited and DHL Worldwide Express BV. For funding the advance payment of AHK's aircraft acquisition, interest-free and unsecured loan facilities totalling US$150 million were granted to AHK on 6th February 2003, comprising US$90 million from the Company and US$60 million from DHL Investments Limited, a wholly owned subsidiary of DHL, on the same terms and in a 60%/40% proportion. The loan facilities are available until 30th June 2004 and will remain in force until full repayment. The amounts due to the Company and DHL as at 31st December 2003 were HK$494 million and HK$329 million respectively.

During the year, pursuant to an agreement dated 17th October 2002 (the "Services Agreement") with DHL, AHK has provided to DHL services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's door to door air express materials. Pursuant to another agreement of the same date (the "Agency Agreement") with AHK and DHL, the Company has acted as AHK's worldwide exclusive sales agent for general cargo sales and for arranging and marketing AHK's commercial activities for the space not taken up by DHL. These transactions (the "Transactions") are continuing connected transactions.

CONNECTED TRANSACTIONS *(continued)*

The fees payable by DHL to AHK and by AHK to the Company under the above two agreements totalled HK$322 million for the year ended 31st December 2003.

The Stock Exchange has granted the Company a waiver from strict compliance with the disclosure requirements under Chapter 14 of the Listing Rules subject to certain conditions.

In accordance with these conditions, the independent non-executive Directors have reviewed the Transactions and confirmed that they have been

(i) entered into by the Company and AHK in the usual and ordinary course of the Company's business;
(ii) conducted either on normal commercial terms or, where there are no sufficient comparables, on terms no more favourable to DHL than terms available to independent third parties; and
(iii) entered into on terms that are fair and reasonable insofar as the Shareholders of the Company are concerned.

Furthermore, the Auditors of the Company have also reviewed the Transactions and confirmed to the Board that:

(i) the Transactions have been approved by the Board of the Company;
(ii) the Transactions have been entered into in accordance with the terms of the Services Agreement and the Agency Agreement dated 17th October 2002, as subsequently amended; and
(iii) the limit of 3% of the net tangible assets of the Group has not been exceeded.

MAJOR CUSTOMERS AND SUPPLIERS

7.1% of sales and 29.2% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 1.8% of sales were made to the Group's largest customer while 6.7% of purchases were made from the Group's largest supplier. HAECO is one of the Group's largest suppliers.

DIRECTORS

All the present Directors of the Company whose names are listed on pages 22 and 23 served throughout the year. In addition, Robert Adams also served until his resignation which took effect from 1st January 2004.

Article 93 of the Company's Articles of Association provides for all the Directors to retire at the third Annual General Meeting following their election by ordinary resolution. In accordance therewith, Robert Atkinson, Derek Cridland and Zhang Xianlin retire this year and, being eligible, offer themselves for re-election.

No Director has a service contract with the Company which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

The Directors have waived their fees for 2003. However, Audit Committee fees and Remuneration Committee fees totalling HK$400,000 were paid to the independent non-executive Directors who served on the Audit Committee and the Remuneration Committee respectively, they received no other emoluments from the Company or any of its subsidiaries.

DIRECTORS' INTERESTS

At 31st December 2003, the registers maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that Directors held the following beneficial interests (all being personal interests) in the shares of Cathay Pacific Airways Limited and Tenzing Communications, Inc., its associated corporation (within the meaning of Part XV of the SFO):

DIRECTORS' INTERESTS *(continued)*

Cathay Pacific Airways Limited	No. of shares	Percentage of issued capital
Philip Chen	9,000	0.00027
Derek Cridland	17,000	0.00051
James Hughes-Hallett	12,000	0.00036
Tony Tyler	5,000	0.00015
Raymond Yuen	9,000	0.00027

Tenzing Communications, Inc.	No. of shares	Percentage of issued capital
James Hughes-Hallett	91,762	0.06
David Turnbull	91,762	0.06

Other than as stated above, no Director or chief executive of Cathay Pacific Airways Limited had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of Cathay Pacific Airways Limited or any of its associated corporations (within the meaning of Part XV of the SFO).

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Pursuant to Rule 8.10 of the Listing Rules, Henry Fan, Tony Tyler, Raymond Yuen and Zhang Xianlin are directors of Hong Kong Dragon Airlines Limited ("Dragonair"), which competes or is likely to compete, either directly or indirectly, with the businesses of the Company as it operates airline services to certain destinations which are also served by the Company. Robert Adams was also a director of Dragonair.

SUBSTANTIAL SHAREHOLDERS

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 31st December 2003 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders and other persons, all being beneficial interests:

	No. of shares	Percentage of issued capital	Remarks
1. Swire Pacific Limited	1,540,046,246	46.14	
2. John Swire & Sons Limited	1,540,046,246	46.14)	Duplications of Swire Pacific Limited's holding (Note)
3. CITIC Pacific Limited	859,353,462	25.74	
4. Super Supreme Company Limited	787,753,462	23.60)	Duplication of CITIC Pacific Limited's holding
5. Custain Limited	214,851,154	6.44)	
6. Easerick Investments Inc.	191,922,273	5.75)	
7. Motive Link Holdings Inc.	189,057,762	5.66)	
8. Smooth Tone Investments Ltd.	191,922,273	5.75)	

Note: At 31st December 2003, the John Swire & Sons Limited group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.37% of the issued share capital and 52.82% of the voting rights.

AUDITORS

KPMG retire and, being eligible, offer themselves for re-appointment. A resolution for the re-appointment of KPMG as Auditors to the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board

James Hughes-Hallett
Chairman
Hong Kong, 10th March 2004

Corporate Governance

Cathay Pacific Airways is committed to maintaining a high standard of corporate governance.

THE BOARD OF DIRECTORS

The Board comprises five executive Directors and twelve non-executive Directors, four of whom are independent. The Board is responsible to the shareholders for strategic development and for the operational and financial performance of the Company. The Board meets six times a year. The average attendance rate of the Directors for the year was 86%.

BOARD SAFETY REVIEW COMMITTEE

The Board Safety Review Committee reviews and reports to the Board on safety and environmental issues. It meets three times a year and comprises three executive Directors, two non-executive Directors, one executive officer, the Deputy Director Flight Operations, and is chaired by the immediate past Director Flight Operations.

EXECUTIVE COMMITTEE

The Executive Committee comprises four executive Directors and two non-executive Directors who meet once a month. It is responsible to the Board for overseeing and setting the strategic direction of the Company.

MANAGEMENT COMMITTEE

The Management Committee comprises all five executive Directors and six executive officers who meet at least once a month. It is responsible to the Board for overseeing the day to day operation of the Company.

FINANCE COMMITTEE

The Finance Committee meets monthly to review the financial position of the Company and is responsible for establishing the financial risk management policy. It comprises four executive Directors including the Finance Director, one non-executive Director and an independent representative from the financial community. Reports on its decisions and recommendations are presented at Board meetings.

REMUNERATION COMMITTEE

The Remuneration Committee determines the remuneration policy for the Company's executive Directors and sets their remuneration packages. It comprises two independent non-executive Directors and is chaired by the Company's Chairman.

EXPENDITURE CONTROL COMMITTEE

The Expenditure Control Committee meets monthly to evaluate and approve capital expenditure. It comprises three executive Directors, including the Finance Director.

AUDIT COMMITTEE

The Audit Committee is responsible to the Board and consists of four non-executive Directors, three of whom are independent. It meets three times a year to review the completeness, accuracy and fairness of the Company's accounts. The Committee also reviews the adequacy and effectiveness of the internal control system and provides assurance to the Board on legal and regulatory compliance issues. The external auditors, the Finance Director and the Internal Audit Manager also attend these meetings.

INTERNAL AUDIT

The Internal Audit Department provides an independent review of the adequacy and effectiveness of the internal control system. The audit plan is discussed and agreed every year with the Audit Committee. The Internal Audit Manager has direct access to the Audit Committee. Audit reports are sent to the Director and Chief Operating Officer, the Finance Director, external auditors and the relevant management of the auditee department.
A summary of major audit findings is reported quarterly to the Board and reviewed by the Audit Committee.

EXTERNAL AUDITORS

The external auditors are primarily responsible for auditing and reporting on the annual financial statements.
In 2003 the total remuneration paid to the external auditors was HK$8 million, being HK$6 million for audit and HK$2 million for tax advice.

AIRLINE SAFETY REVIEW COMMITTEE

The Airline Safety Review Committee meets monthly to review the Company's exposure to operational risk.
It reviews the work of the Cabin Safety Review Committee, the Operational Ramp Safety Committee and the Engineering Mandatory Occurrence Report Meeting. It is chaired by the Head of Corporate Safety and comprises Directors and senior management of all operational departments as well as senior management from the ground handling company, Hong Kong Airport Services Limited, and the aircraft maintenance company, HAECO.

CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules of the Stock Exchange.

Auditors' Report

To the shareholders of Cathay Pacific Airways Limited (Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 31 to 65 which have been prepared in accordance with accounting principles generally accepted in Hong Kong, save as explained in accounting policy 4 on page 32.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's and the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Group and of the Company as at 31st December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 10th March 2004

Principal Accounting Policies

1. BASIS OF ACCOUNTING

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice ("HK SSAP") and Interpretations) issued by the Hong Kong Society of Accountants with the exception of the recognition of certain exchange differences as explained in accounting policy 4 below. These accounts also comply with the requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Listing Rules of the Stock Exchange.

The measurement basis used is historical cost modified by the revaluation of investments as explained in accounting policies 8, 10 and 13 below.

2. BASIS OF CONSOLIDATION

The consolidated accounts incorporate the accounts of the Company and its subsidiary companies made up to 31st December together with the Group's share of the results and net assets of its associated companies.

The results of subsidiary companies are included in the consolidated profit and loss account and the share attributable to minority interests is deducted from consolidated profit after tax. Where interests have been bought or sold during the year only those results relating to the period of ownership are included in the accounts.

Goodwill arising on consolidation represents the excess of the cost of subsidiary and associated companies over the fair value of the Group's share of the net assets at the date of acquisition. Goodwill arising on consolidation is recognised as an intangible asset and amortised on a straight line basis over its estimated useful economic life, not exceeding a period of 20 years.

The carrying amount of goodwill is reviewed annually and is written down if any impairment arises. On disposal of a subsidiary or associated company, the unamortised goodwill is included in the calculation of any gain or loss.

Minority interests in the consolidated balance sheet comprise the outside shareholders' proportion of the net assets of subsidiary companies.

In the Company's balance sheet investments in subsidiary companies are stated at cost less any impairment loss recognised. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

3. ASSOCIATED COMPANIES

Associated companies are those companies, not being subsidiary companies, in which the Group holds a substantial long-term interest in the equity share capital and over which the Group is in a position to exercise significant management influence.

The consolidated profit and loss account includes the Group's share of results of associated companies as reported in their accounts made up to 31st December. In the consolidated balance sheet investments in associated companies represent the Group's share of net assets and loans to those companies.

In the Company's balance sheet, investments in associated companies are stated at cost less any impairment loss recognised and loans to those companies.

4. FOREIGN CURRENCIES

Foreign currency transactions entered into during the year are translated into Hong Kong dollars at the market rates ruling at the relevant transaction dates whilst the following items are translated at the rates ruling at the balance sheet date:

(i) foreign currency denominated monetary assets and liabilities (including currency derivatives).

(ii) the balance sheets of foreign subsidiary and associated companies.

Exchange differences arising on the translation of foreign currencies into Hong Kong dollars are reflected in the profit and loss account except that:

(i) to reduce exposure to exchange rate fluctuations on future operating cash flows, borrowings and leasing obligations are arranged in foreign currencies such that repayment can be met by anticipated operating cash flows. In addition currency derivatives are used to hedge anticipated cash flows. Any unrealised exchange differences on these borrowings, leasing obligations, currency derivatives and on related security deposits are recognised directly in equity via the Statement of Changes in Equity. These exchange differences are included in the profit and loss account as an adjustment to revenue in the same period or periods during which the hedged transaction affects the net profit and loss.

Although this complies with International Financial Reporting Standards it does not comply with HK SSAP 11 which requires that all such exchange differences are charged to the profit and loss account immediately. The effect of this departure from HK SSAP 11 is set out in note 21 to the accounts.

(ii) unrealised differences on net investments in foreign subsidiary and associated companies (including intra-Group balances of an equity nature) and related long-term liabilities are taken directly to reserves.

The treatment of exchange differences on foreign currency operating cash flow hedges is supported by International Financial Reporting Standards. In the opinion of the Directors this treatment fairly reflects the effects of foreign currency cash flow hedge arrangements where the matching of foreign currency cash flows is a key risk management tool. The appropriateness of continuing this treatment is assessed regularly, taking into account the latest operating cash flow projections for each currency. The Directors consider that the immediate recognition of all such exchange fluctuations in the profit and loss account could materially distort year on year results and have concluded that the adopted treatment gives a true and fair view of the financial position, financial performance and cash flow of the Group.

5. FIXED ASSETS AND DEPRECIATION

Fixed assets are stated at cost less accumulated depreciation and impairment.

Depreciation of fixed assets is calculated on a straight line basis to write down cost over anticipated useful lives to estimated residual value as follows:

Aircraft and related equipment	over 20 years to residual value of between 0% to 10% of cost.
Other equipment	over 3 to 7 years to nil residual value.
Leasehold land and buildings	over the period of the lease to nil residual value.

Major modifications to aircraft and reconfiguration costs are capitalised as part of aircraft cost and are depreciated over periods of up to 10 years.

The depreciation policy and the carrying amount of fixed assets are reviewed annually taking into consideration factors such as changes in fleet composition, current and forecast market values and technical factors which affect the life expectancy of the assets. Any impairment in value is recognised by writing down the carrying amount to estimated recoverable amount which is the higher of the value in use (the present value of future cash flows) and the net selling price.

6. **LEASED ASSETS**

Fixed assets held under lease agreements that give rights equivalent to ownership are treated as if they had been purchased outright at fair market value and the corresponding liabilities to the lessor, net of interest charges, are included as obligations under finance leases.

Amounts payable in respect of finance leases are apportioned between interest charges and reductions of obligations based on the interest rates implicit in the leases.

Operating lease payments and income are charged and credited respectively to the profit and loss account on a straight line basis over the life of the related lease.

7. **INTANGIBLE ASSETS**

Intangible assets comprise goodwill and expenditure on computer system development. The accounting policy for goodwill is outlined in accounting policy 2 on page 31.

Expenditure on computer system development which gives rise to economic benefits is capitalised as part of intangible assets and is amortised on a straight line basis over its useful life not exceeding a period of four years.

8. **INVESTMENTS**

Long-term investments are stated at fair value and any change in fair value is recognised in the investment revaluation reserve. On disposal or if there is evidence that the investment is impaired, the cumulative gain or loss on the investment is transferred from the investment revaluation reserve to the profit and loss account.

9. **DEFEASANCE OF LONG-TERM LIABILITIES**

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off, in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

10. **RETIREMENT BENEFITS**

Arrangements for staff retirement benefits vary from country to country and are made in accordance with local regulations and customs.

The retirement benefit obligation in respect of defined benefit retirement plans refers to the obligation less the fair value of plan assets where the obligation is calculated by estimating the present value of the expected future payments required to settle the benefit that employees have earned using the projected unit credit method. Actuarial gains and losses are not recognised unless their cumulative amounts exceeds either 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets whichever is greater. The amount exceeding this corridor is recognised on a straight line basis over the expected average remaining working lives of the employees participating in the plans.

11. **DEFERRED TAXATION**

With the introduction of HK SSAP 12 (revised), "Income taxes", provision for deferred tax is now made on all temporary differences.

11. DEFERRED TAXATION *(continued)*

Deferred tax assets relating to unused tax losses and deductible temporary differences are recognised to the extent that it is probable that future taxable profits will be available against which these unused tax losses and deductible temporary differences can be utilised.

In addition, where initial cash benefits have been received in respect of certain lease arrangements, provision is made for the future obligation to make tax payments.

12. STOCK

Stock held for consumption is valued at weighted average cost less any applicable allowance for obsolescence. Stock held for disposal is stated at the lower of cost and net realisable value. Net realisable value represents estimated resale price.

13. FUNDS WITH INVESTMENT MANAGERS AND OTHER LIQUID INVESTMENTS

Funds with investment managers and other liquid investments are valued on a mark to market basis and any gain or loss arising from the revaluation is taken to the profit and loss account.

Cash deposits and notes placed in respect of certain leasing and financing arrangements are stated at cost while other investments purchased to meet future leasing obligation repayments are stated at amortised cost.

14. REVENUE RECOGNITION

Passenger and cargo sales are recognised as revenue when the transportation service is provided. The value of unflown passenger and cargo sales is recorded as unearned transportation revenue. Income from catering and other services is recognised when the services are rendered.

15. FUEL PRICE DERIVATIVES

Fuel derivatives are used to reduce exposure to fluctuating fuel prices. Gains and losses on these instruments are recognised upon contract expiry as a component of fuel expense during the period the related fuel is used.

16. MAINTENANCE AND OVERHAUL COSTS

Replacement spares and labour costs for maintenance and overhaul of aircraft are charged to the profit and loss account on consumption and as incurred respectively.

17. FREQUENT-FLYER PROGRAMME

The Company operates a frequent-flyer programme called Asia Miles. The incremental cost of providing awards in exchange for redemption of miles earned by members is accrued in the accounts as an operating cost and a future liability after allowing for miles which are not expected to be redeemed. As members redeem their miles the liability is reduced to reflect the reduction in the outstanding obligation.

18. RELATED PARTIES

For the purposes of these accounts parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

Consolidated Profit and Loss Account

for the year ended 31st December 2003

	Note	2003 HK$M	2002 HK$M	2003 US$M	2002 US$M
Turnover					
Passenger services		**18,663**	22,376	**2,393**	2,869
Cargo services		**9,913**	9,387	**1,271**	1,203
Catering and other services		**1,002**	1,327	**128**	170
Total turnover	2	**29,578**	33,090	**3,792**	4,242
Expenses					
Staff		**(8,035)**	(7,918)	**(1,030)**	(1,015)
Route		**(5,416)**	(6,113)	**(695)**	(784)
Fuel		**(5,236)**	(4,895)	**(671)**	(628)
Aircraft maintenance		**(2,856)**	(3,312)	**(366)**	(424)
Depreciation and operating leases		**(4,860)**	(4,720)	**(623)**	(605)
Commissions		**(400)**	(501)	**(51)**	(64)
Others		**(550)**	(881)	**(71)**	(113)
Operating expenses		**(27,353)**	(28,340)	**(3,507)**	(3,633)
Operating profit	3	**2,225**	4,750	**285**	609
Finance charges		**(1,807)**	(2,421)	**(231)**	(310)
Finance income		**1,187**	1,678	**152**	215
Net finance charges	4	**(620)**	(743)	**(79)**	(95)
Share of profits of associated companies	12	**151**	324	**19**	42
Profit before tax		**1,756**	4,331	**225**	556
Taxation	5	**(409)**	(328)	**(52)**	(42)
Profit after tax		**1,347**	4,003	**173**	514
Minority interests		**(44)**	(20)	**(6)**	(3)
Profit attributable to shareholders	6	**1,303**	3,983	**167**	511
Dividends					
Interim – paid	7	**100**	534	**13**	68
Final – proposed	7	**568**	935	**73**	120
Special – proposed	7	**936**	–	**120**	–
		1,604	1,469	**206**	188
Earnings per share					
Basic	8	**39.0¢**	119.5¢	**5.0¢**	15.3¢
Diluted	8	**38.8¢**	118.7¢	**5.0¢**	15.2¢
Dividend per share	7	**48.0¢**	44.0¢	**6.2¢**	5.6¢

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 41 to 65 form part of these accounts.

Consolidated Balance Sheet

at 31st December 2003

	Note	2003 HK$M	2002 HK$M	2003 US$M	2002 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	9	**51,357**	50,038	**6,584**	6,415
Intangible assets	10	**405**	489	**52**	63
Investments in associated companies	12	**1,661**	1,739	**213**	223
Other long-term receivables and investments	13	**1,263**	1,458	**162**	187
		54,686	53,724	**7,011**	6,888
Long-term liabilities		**(33,022)**	(31,382)	**(4,234)**	(4,024)
Related pledged security deposits		**11,604**	12,853	**1,488**	1,648
Net long-term liabilities	14	**(21,418)**	(18,529)	**(2,746)**	(2,376)
Retirement benefit obligations	15	**(181)**	(346)	**(23)**	(44)
Deferred taxation	16	**(7,762)**	(7,614)	**(995)**	(976)
		(29,361)	(26,489)	**(3,764)**	(3,396)
Net non-current assets		**25,325**	27,235	**3,247**	3,492
Current assets and liabilities					
Stock		**398**	430	**51**	55
Trade and other receivables	17	**4,753**	4,294	**609**	550
Liquid funds	18	**15,200**	13,180	**1,949**	1,690
		20,351	17,904	**2,609**	2,295
Current portion of long-term liabilities		**(6,754)**	(6,409)	**(866)**	(822)
Related pledged security deposits		**1,875**	2,128	**240**	273
Net current portion of long-term liabilities	14	**(4,879)**	(4,281)	**(626)**	(549)
Trade and other payables	19	**(5,543)**	(5,280)	**(711)**	(677)
Unearned transportation revenue		**(2,839)**	(2,518)	**(364)**	(323)
Taxation		**(1,259)**	(874)	**(161)**	(112)
		(14,520)	(12,953)	**(1,862)**	(1,661)
Net current assets		**5,831**	4,951	**747**	634
Total assets less current and non-current liabilities		**31,156**	32,186	**3,994**	4,126
Minority interests		**(104)**	(71)	**(13)**	(9)
Net assets		**31,052**	32,115	**3,981**	4,117
CAPITAL AND RESERVES					
Share capital	20	**669**	667	**86**	86
Reserves	21	**30,383**	31,448	**3,895**	4,031
Shareholders' funds		**31,052**	32,115	**3,981**	4,117

The US$ figures are for information only and are translated at HK$7.8.

James Hughes-Hallett
Director

Henry Fan
Director

Hong Kong, 10th March 2004

The notes on pages 41 to 65 form part of these accounts.

Company Balance Sheet

at 31st December 2003

	Note	2003 HK$M	2002 HK$M	2003 US$M	2002 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	9	**43,588**	42,041	**5,588**	5,390
Intangible assets	10	**211**	277	**27**	35
Investments in subsidiary companies	11	**13,766**	16,139	**1,765**	2,069
Investments in associated companies	12	**76**	75	**10**	10
Other long-term receivables and investments	13	**1,094**	1,279	**140**	164
		58,735	59,811	**7,530**	7,668
Long-term liabilities		**(31,793)**	(30,025)	**(4,076)**	(3,849)
Related pledged security deposits		**4,251**	4,513	**545**	579
Net long-term liabilities	14	**(27,542)**	(25,512)	**(3,531)**	(3,270)
Retirement benefit obligations	15	**(224)**	(368)	**(29)**	(47)
Deferred taxation	16	**(7,617)**	(7,484)	**(976)**	(960)
		(35,383)	(33,364)	**(4,536)**	(4,277)
Net non-current assets		**23,352**	26,447	**2,994**	3,391
Current assets and liabilities					
Stock		**387**	417	**50**	53
Trade and other receivables	17	**4,532**	4,042	**581**	518
Liquid funds	18	**6,476**	3,487	**830**	447
		11,395	7,946	**1,461**	1,018
Current portion of long-term liabilities		**(6,337)**	(5,835)	**(812)**	(748)
Related pledged security deposits		**564**	1,235	**72**	158
Net current portion of long-term liabilities	14	**(5,773)**	(4,600)	**(740)**	(590)
Trade and other payables	19	**(5,634)**	(5,400)	**(723)**	(692)
Unearned transportation revenue		**(2,839)**	(2,518)	**(364)**	(323)
Taxation		**(1,233)**	(855)	**(158)**	(109)
		(15,479)	(13,373)	**(1,985)**	(1,714)
Net current liabilities		**(4,084)**	(5,427)	**(524)**	(696)
Net assets		**19,268**	21,020	**2,470**	2,695
CAPITAL AND RESERVES					
Share capital	20	**669**	667	**86**	86
Reserves	21	**18,599**	20,353	**2,384**	2,609
Shareholders' funds		**19,268**	21,020	**2,470**	2,695

The US$ figures are for information only and are translated at HK$7.8.

James Hughes-Hallett
Director

Henry Fan
Director

Hong Kong, 10th March 2004

The notes on pages 41 to 65 form part of these accounts.

Consolidated Cash Flow Statement

for the year ended 31st December 2003

	Note	**2003 HK$M**	2002 HK$M	**2003 US$M**	2002 US$M
Operating activities					
Cash generated from operations	22	**6,370**	9,300	**817**	1,192
Interest received		**49**	103	**6**	13
Net interest paid		**(928)**	(1,021)	**(119)**	(131)
Tax paid		**(815)**	(394)	**(104)**	(50)
Dividends received from associated companies		**187**	133	**24**	17
Net cash inflow from operating activities		**4,863**	8,121	**624**	1,041
Investing activities					
Sales of fixed assets		**27**	623	**3**	80
Net decrease in long-term receivables and investments		**84**	110	**11**	14
Receipts from disposal of partial interest in a subsidiary company		**9**	148	**1**	19
Sales of other liquid investments		**562**	150	**72**	19
Repayment of loan from an associated company		**2**	4	**-**	1
Receipts from disposal of an associated company		**-**	5	**-**	1
Sales/(investments) of funds with investment managers		**620**	(2,484)	**80**	(319)
Purchase of minority interest in a subsidiary company		**-**	(194)	**-**	(25)
Net increase in short-term deposits maturing beyond three months		**(425)**	(11)	**(54)**	(1)
Payments for fixed and intangible assets		**(5,147)**	(2,790)	**(660)**	(358)
Net cash outflow from investing activities		**(4,268)**	(4,439)	**(547)**	(569)
Financing activities					
New financing		**6,765**	2,451	**867**	314
Net cash benefit from financing arrangements		**735**	-	**94**	-
Shares issued		**56**	46	**7**	6
Security deposits placed		**(70)**	(774)	**(9)**	(99)
Loan and finance lease repayments		**(4,995)**	(3,965)	**(640)**	(508)
Dividends paid – to shareholders		**(1,035)**	(701)	**(133)**	(90)
– to minority interests		**(20)**	(39)	**(3)**	(5)
Net cash inflow/(outflow) from financing activities		**1,436**	(2,982)	**183**	(382)
Increase in cash and cash equivalents		**2,031**	700	**260**	90
Cash and cash equivalents at 1st January		**3,422**	2,601	**439**	333
Effect of exchange differences		**196**	121	**25**	16
Cash and cash equivalents at 31st December	23	**5,649**	3,422	**724**	439

The US$ figures are for information only and are translated at HK$7.8.

The notes on pages 41 to 65 form part of these accounts.

Consolidated Statement of Changes in Equity

for the year ended 31st December 2003

			Non-distributable					
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Capital redemption reserve HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Other reserves HK$M	Total HK$M
At 1st January 2003	**667**	**23,250**	**7,207**	**21**	**412**	**559**	**(1)**	**32,115**
Exchange differences on cash flow hedges								
– recognised during the year	**–**	**–**	**–**	**–**	**–**	**(1,330)**	**–**	**(1,330)**
– deferred tax recognised	**–**	**–**	**–**	**–**	**–**	**90**	**–**	**90**
– transferred to profit for the year	**–**	**–**	**–**	**–**	**–**	**(89)**	**–**	**(89)**
Revaluation deficit recognised during the year	**–**	**–**	**–**	**–**	**(58)**	**–**	**–**	**(58)**
Net loss not recognised in the profit and loss account	**–**	**–**	**–**	**–**	**(58)**	**(1,329)**	**–**	**(1,387)**
Profit attributable to shareholders	**–**	**1,303**	**–**	**–**	**–**	**–**	**–**	**1,303**
2002 final dividend	**–**	**(935)**	**–**	**–**	**–**	**–**	**–**	**(935)**
2003 interim dividend	**–**	**(100)**	**–**	**–**	**–**	**–**	**–**	**(100)**
Share options exercised								
– premium received	**–**	**–**	**54**	**–**	**–**	**–**	**–**	**54**
– share capital issued	**2**	**–**	**–**	**–**	**–**	**–**	**–**	**2**
At 31st December 2003	**669**	**23,518**	**7,261**	**21**	**354**	**(770)**	**(1)**	**31,052**
At 1st January 2002	666	20,541	7,162	21	306	2,599	13	31,308
Prior year adjustment for retirement benefits								
– retirement benefit obligations	–	(605)	–	–	–	–	–	(605)
– investments in associated companies	–	32	–	–	–	–	–	32
As restated	666	19,968	7,162	21	306	2,599	13	30,735
Exchange differences on cash flow hedges								
– recognised during the year	–	–	–	–	–	(1,313)	–	(1,313)
– transferred to profit for the year	–	–	–	–	–	(727)	–	(727)
Revaluation surplus recognised during the year	–	–	–	–	106	–	–	106
Exchange differences	–	–	–	–	–	–	(14)	(14)
Net loss not recognised in the profit and loss account	–	–	–	–	106	(2,040)	(14)	(1,948)
Profit attributable to shareholders	–	3,983	–	–	–	–	–	3,983
2001 final dividend	–	(167)	–	–	–	–	–	(167)
2002 interim dividend	–	(534)	–	–	–	–	–	(534)
Share options exercised								
– premium received	–	–	45	–	–	–	–	45
– share capital issued	1	–	–	–	–	–	–	1
At 31st December 2002	667	23,250	7,207	21	412	559	(1)	32,115

The notes on pages 41 to 65 form part of these accounts.

Company Statement of Changes in Equity

for the year ended 31st December 2003

	Share capital HK$M	Retained profit HK$M	Non-distributable: Share premium HK$M	Non-distributable: Capital redemption reserve HK$M	Non-distributable: Investment revaluation reserve HK$M	Non-distributable: Cash flow hedge reserve HK$M	Total HK$M
At 1st January 2003	**667**	**11,998**	**7,207**	**21**	**430**	**697**	**21,020**
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	**(1,504)**	**(1,504)**
– deferred tax recognised	–	–	–	–	–	**90**	**90**
– transferred to profit for the year	–	–	–	–	–	**(96)**	**(96)**
Revaluation deficit recognised during the year	–	–	–	–	**(81)**	–	**(81)**
Net loss not recognised in the profit and loss account	–	–	–	–	**(81)**	**(1,510)**	**(1,591)**
Profit for the year	–	**818**	–	–	–	–	**818**
2002 final dividend	–	**(935)**	–	–	–	–	**(935)**
2003 interim dividend	–	**(100)**	–	–	–	–	**(100)**
Share options exercised							
– premium received	–	–	**54**	–	–	–	**54**
– share capital issued	**2**	–	–	–	–	–	**2**
At 31st December 2003	**669**	**11,781**	**7,261**	**21**	**349**	**(813)**	**19,268**
At 1st January 2002	666	10,439	7,162	21	330	2,940	21,558
Prior year adjustment for retirement benefits	–	(605)	–	–	–	–	(605)
As restated	666	9,834	7,162	21	330	2,940	20,953
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	–	(1,478)	(1,478)
– transferred to profit for the year	–	–	–	–	–	(765)	(765)
Revaluation surplus recognised during the year	–	–	–	–	100	–	100
Net loss not recognised in the profit and loss account	–	–	–	–	100	(2,243)	(2,143)
Profit for the year	–	2,865	–	–	–	–	2,865
2001 final dividend	–	(167)	–	–	–	–	(167)
2002 interim dividend	–	(534)	–	–	–	–	(534)
Share options exercised							
– premium received	–	–	45	–	–	–	45
– share capital issued	1	–	–	–	–	–	1
At 31st December 2002	667	11,998	7,207	21	430	697	21,020

The notes on pages 41 to 65 form part of these accounts.

Notes to the Accounts

1. NATURE OF OPERATIONS AND PRINCIPAL ACTIVITIES

The Group is predominantly managed and controlled in Hong Kong. As well as operating scheduled airline services, the Group is engaged in other related areas including airline catering, aircraft handling and engineering. The airline operations are principally to and from Hong Kong, which is where most of the Group's other activities are also carried out.

2. TURNOVER

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

(a) Primary reporting by geographical segment

	2003 HK$M	2002 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	**12,022**	12,424
– Japan, Korea and Taiwan	**5,208**	6,979
South East Asia and Middle East	**3,395**	4,082
Europe	**3,551**	3,909
Pacific and South Africa	**5,402**	5,696
	29,578	33,090

South East Asia and Middle East includes Singapore, Indonesia, Malaysia, Thailand, the Philippines, Vietnam, Indian sub-continent and Middle East. Europe includes Continental Europe, United Kingdom, Scandinavia, Russia, Baltic and Turkey. Pacific and South Africa includes U.S.A., Canada, Latin America, Australia, New Zealand and Southern Africa.

Analysis of turnover and profit by geographical segment:

The analysis of turnover by origin of sale is derived by allocating revenue to the area in which the sale was made. Management considers that it is not meaningful to allocate cost on this basis and accordingly segment results are not disclosed.

Analysis of net assets by geographical segment:

The major revenue earning asset is the aircraft fleet which is registered in Hong Kong and is employed across its worldwide route network. Management considers that there is no suitable basis for allocating such assets and related liabilities to geographical segments. Accordingly, segment assets, segment liabilities and other segment information is not disclosed.

2. TURNOVER *(continued)*

(b) Secondary reporting by business segment

	2003 HK$M	2002 HK$M
Revenue – external sales		
– Passenger services	**18,663**	22,376
– Cargo services	**9,913**	9,387
	28,576	31,763
Unallocated revenue		
– Catering and other services	**1,002**	1,327
	29,578	33,090

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment:

The major revenue earning asset is the aircraft fleet which is jointly used by the passenger services and cargo services segments. Management considers it is not appropriate to allocate such assets between the two segments as there is no suitable basis for so doing. Accordingly, analysis of net assets by business segment is not disclosed.

3. OPERATING PROFIT

	2003 HK$M	2002 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	**1,930**	2,238
– Owned	**1,815**	1,591
Amortisation of intangible assets	**110**	120
Operating lease rentals		
– Land and buildings	**324**	368
– Aircraft and related equipment	**675**	444
– Others	**19**	34
Operating lease income		
– Aircraft and related equipment	**(13)**	(75)
Cost of stock expensed	**933**	1,156
Exchange differences	**(244)**	(179)
Auditors' remuneration	**6**	6
Income from unlisted investments	**(267)**	(90)
Income from listed investments	**(6)**	(5)

4. NET FINANCE CHARGES

	2003 HK$M	2002 HK$M
Net interest charges comprise:		
– Obligations under finance leases	**1,678**	2,285
– Interest income on related security deposits, notes and bonds	**(966)**	(1,311)
	712	974
– Bank loans and overdrafts	**112**	116
– Interest income on related security deposits	**(4)**	(11)
	108	105
– Other loans wholly repayable within five years	**3**	–
– Other loans not wholly repayable within five years	**14**	20
	837	1,099
Income from liquid funds:		
– Funds with investment managers	**(106)**	(202)
– Bank deposits and investments	**(111)**	(154)
	(217)	(356)
	620	743

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

5. TAXATION

	2003 HK$M	2002 HK$M
The Company and its subsidiary companies:		
Current tax expenses		
– Hong Kong profits tax	**50**	58
– Overseas tax	**248**	202
– Under/(over) provisions for prior years	**84**	(21)
Deferred tax		
– Origination and reversal of temporary differences	**(62)**	34
– Increase in tax rate	**64**	–
	384	273
Associated companies:		
– Hong Kong profits tax	**16**	40
– Overseas tax	**9**	15
	409	328

In March 2003, the Hong Kong Government announced an increase in the profits tax rate applicable to the operations in Hong Kong. Hong Kong profits tax is calculated at 17.5% (2002: 16%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

5. TAXATION *(continued)*

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2003 HK$M	2002 HK$M
Consolidated profit before tax	**1,756**	4,331
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2002: 16%)	**(307)**	(693)
Effect of different tax rates in overseas jurisdictions	**246**	471
Income not subject to tax	**80**	74
Expenses not deductible for tax purposes	**(143)**	(263)
Unused tax losses not recognised	**(137)**	–
Tax provisions (under)/over provided in prior years	**(84)**	21
Effect on opening deferred tax balances resulting from a change in tax rate	**(64)**	–
Others	**–**	62
Tax charge	**(409)**	(328)

Further information on deferred tax is shown in note 16 to the accounts.

6. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Of the profit attributable to the shareholders, a profit of HK$818 million (2002: HK$2,865 million) has been dealt with in the accounts of the Company.

7. DIVIDENDS

	2003 HK$M	2002 HK$M
2003 interim dividend paid on 2nd October 2003 of HK¢3 per share (2002: HK¢16 per share)	**100**	534
2003 final dividend proposed on 10th March 2004 of HK¢17 per share (2002: HK¢28 per share)	**568**	935
2003 special dividend proposed on 10th March 2004 of HK¢28 per share	**936**	–
	1,604	1,469

On 5th May 2003, the Board of Directors revised the 2002 final dividend from HK¢56 per share, as originally proposed on 5th March 2003, to HK¢28 per share in order to conserve cash in response to the business downturn following the SARS outbreak. The revised 2002 final dividend proposal of HK¢28 per share, which totals HK$935 million was subsequently approved by shareholders on 14th May 2003 and was paid on 2nd June 2003.

8. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$1,303 million (2002: HK$3,983 million) by the daily weighted average number of shares in issue throughout the year of 3,338 million (2002: 3,333 million) shares and 3,357 million (2002: 3,356 million) shares respectively with the latter adjusted for the effects of the share options.

	2003 Million	2002 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,338**	3,333
Deemed issue of ordinary shares for no consideration	**19**	23
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,357**	3,356

9. FIXED ASSETS

	Aircraft and related equipment		Other equipment		Properties	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	Owned HK$M	Total HK$M
Group						
Cost						
At 1st January 2003	**21,116**	**42,864**	**2,387**	**547**	**6,230**	**73,144**
Exchange differences	**–**	**–**	**6**	**–**	**12**	**18**
Additions	**2,416**	**2,611**	**44**	**–**	**50**	**5,121**
Disposals	**(138)**	**–**	**(109)**	**–**	**–**	**(247)**
Transfers	**1,366**	**(1,366)**	**–**	**–**	**–**	**–**
At 31st December 2003	**24,760**	**44,109**	**2,328**	**547**	**6,292**	**78,036**
Accumulated depreciation						
At 1st January 2003	**8,952**	**11,441**	**1,460**	**211**	**1,042**	**23,106**
Exchange differences	**–**	**–**	**6**	**–**	**4**	**10**
Charge for the year	**1,419**	**1,907**	**160**	**23**	**236**	**3,745**
Disposals	**(73)**	**–**	**(109)**	**–**	**–**	**(182)**
Transfers	**1,293**	**(1,293)**	**–**	**–**	**–**	**–**
At 31st December 2003	**11,591**	**12,055**	**1,517**	**234**	**1,282**	**26,679**
Net book value						
At 31st December 2003	**13,169**	**32,054**	**811**	**313**	**5,010**	**51,357**
At 1st January 2003	**12,164**	**31,423**	**927**	**336**	**5,188**	**50,038**
Company						
Cost						
At 1st January 2003	**15,413**	**44,762**	**927**	**547**	**408**	**62,057**
Additions	**1,120**	**3,904**	**23**	**–**	**–**	**5,047**
Disposals	**(138)**	**–**	**(100)**	**–**	**–**	**(238)**
Transfers	**2,659**	**(2,659)**	**–**	**–**	**–**	**–**
At 31st December 2003	**19,054**	**46,007**	**850**	**547**	**408**	**66,866**
Accumulated depreciation						
At 1st January 2003	**6,714**	**12,073**	**758**	**211**	**260**	**20,016**
Charge for the year	**1,298**	**1,994**	**60**	**23**	**60**	**3,435**
Disposals	**(73)**	**–**	**(100)**	**–**	**–**	**(173)**
Transfers	**1,293**	**(1,293)**	**–**	**–**	**–**	**–**
At 31st December 2003	**9,232**	**12,774**	**718**	**234**	**320**	**23,278**
Net book value						
At 31st December 2003	**9,822**	**33,233**	**132**	**313**	**88**	**43,588**
At 1st January 2003	**8,699**	**32,689**	**169**	**336**	**148**	**42,041**

9. FIXED ASSETS *(continued)*

(a) Finance leased assets

Certain aircraft are subject to leases with purchase options to be exercised at the end of the respective leases. The remaining lease terms range from 1 to 14 years. Some of the rent payments are on a floating basis which are generally linked to market rates of interest. All leases permit subleasing rights subject to appropriate consent from lessors. Early repayment penalties would be payable on some of the leases should they be terminated prior to their specified expiry dates.

(b) Operating leased assets

Certain aircraft, properties and other equipment are under operating leases.

Under the operating lease arrangements for aircraft, the lease rentals are fixed and subleasing is not allowed. At 31st December 2003, the two B747-400s (2002: two), four A340-300s (2002: four) and three A340-600s (2002: two), all with purchase options, delivered and held under operating leases were not capitalised. The estimated capitalised value of these leases being the present value of the aggregate future lease payments is HK$1,585 million (2002: HK$2,106 million).

Operating leases for properties and other equipment are normally set with fixed rental payments with options to renew the leases upon expiry at new terms.

The future minimum lease payments payable under operating leases committed as at 31st December 2003 for each of the following periods are as follows:

	2003 HK$M	2002 HK$M
Aircraft and related equipment:		
– within one year	**740**	636
– after one year but within five years	**1,460**	2,052
– after five years	**–**	41
	2,200	2,729
Properties and other equipment:		
– within one year	**255**	289
– after one year but within five years	**470**	427
– after five years	**204**	232
	929	948
	3,129	3,677

(c) Advance payments are made to manufacturers for aircraft and related equipment to be delivered in future years. Advance payments included in owned aircraft and related equipment amount to HK$1,813 million (2002: HK$1,672 million) for the Group and HK$136 million (2002: HK$2 million) for the Company. No depreciation is provided on these advance payments.

(d) Security, including charges over the assets concerned and relevant insurance policies, is provided to the leasing companies or other parties that provide the underlying finance.

(e) Properties held at 31st December 2003 include land held under medium-term leases in Hong Kong with a net book value of HK$1,586 million (2002: HK$1,622 million).

10. INTANGIBLE ASSETS

	Group			Company
	Goodwill HK$M	Computer systems HK$M	Total HK$M	Computer systems HK$M
Cost				
At 1st January 2003	**362**	**639**	**1,001**	**616**
Additions	**-**	**26**	**26**	**26**
At 31st December 2003	**362**	**665**	**1,027**	**642**
Accumulated amortisation				
At 1st January 2003	**152**	**360**	**512**	**339**
Charge for the year	**17**	**93**	**110**	**92**
At 31st December 2003	**169**	**453**	**622**	**431**
Net book value				
At 31st December 2003	**193**	**212**	**405**	**211**
At 1st January 2003	**210**	**279**	**489**	**277**

11. SUBSIDIARY COMPANIES

	Company	
	2003 HK$M	2002 HK$M
Unlisted shares at cost	**214**	214
Net amounts due (to)/from subsidiary companies		
– Loan accounts	**(10,679)**	(15,879)
– Current accounts	**2,176**	4,181
Other investments	**22,055**	27,623
	13,766	16,139

Principal subsidiary companies are listed on page 64.

12. ASSOCIATED COMPANIES

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Hong Kong listed shares at cost (Market value: HK$2,100 million, 2002: HK$1,050 million)	**–**	–	**52**	52
Unlisted shares at cost	**–**	–	**38**	38
Share of net assets				
– listed in Hong Kong	**829**	882	**–**	–
– unlisted	**726**	749	**–**	–
	1,555	1,631	**90**	90
Less: Provision	**–**	–	**(17)**	(17)
Loans to associated companies	**106**	108	**3**	2
	1,661	1,739	**76**	75
Share of profits of associated companies				
– listed	**113**	147	**–**	–
– unlisted	**38**	177	**–**	–
	151	324	**–**	–
Dividends received and receivable from associated companies	**187**	133	**157**	47

Principal associated companies are listed on page 65.

13. OTHER LONG-TERM RECEIVABLES AND INVESTMENTS

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Staff housing loans and other receivables	**443**	527	**433**	484
Investments at fair value				
– listed in Hong Kong	**157**	134	**–**	–
– listed outside Hong Kong	**51**	51	**49**	49
– unlisted	**612**	746	**612**	746
	1,263	1,458	**1,094**	1,279

14. LONG-TERM LIABILITIES

	Note	2003 Current HK$M	2003 Non-current HK$M	2002 Current HK$M	2002 Non-current HK$M
Group					
Long-term loans	*(a)*	**1,983**	**4,387**	963	3,090
Obligations under finance leases	*(b)*	**2,896**	**17,031**	3,318	15,439
		4,879	**21,418**	4,281	18,529
Company					
Long-term loans	*(a)*	**2,052**	**3,115**	373	2,570
Obligations under finance leases	*(b)*	**3,721**	**24,427**	4,227	22,942
		5,773	**27,542**	4,600	25,512

(a) Long-term loans

	Group 2003 HK$M	Group 2002 HK$M	Company 2003 HK$M	Company 2002 HK$M
Bank loans				
– secured	**3,304**	3,561	**1,931**	1,980
– unsecured	**2,784**	539	**2,784**	539
Other loans				
– secured	**452**	450	**452**	424
– unsecured	**372**	43	**–**	–
	6,912	4,593	**5,167**	2,943
Security deposits	**(542)**	(540)	**–**	–
Amount due within one year included under current liabilities	**(1,983)**	(963)	**(2,052)**	(373)
	4,387	3,090	**3,115**	2,570
Repayable as follows:				
Bank loans				
– within one year	**2,465**	917	**1,992**	327
– after one year but within two years	**893**	1,745	**510**	1,418
– after two years but within five years	**2,474**	1,179	**2,199**	757
– after five years	**256**	259	**14**	17
	6,088	4,100	**4,715**	2,519
Other loans				
– within one year	**60**	46	**60**	46
– after one year but within two years	**393**	76	**64**	50
– after two years but within five years	**263**	172	**220**	172
– after five years	**108**	199	**108**	156
	824	493	**452**	424
Security deposits	**(542)**	(540)	**–**	–
Amount due within one year included under current liabilities	**(1,983)**	(963)	**(2,052)**	(373)
	4,387	3,090	**3,115**	2,570

14. LONG-TERM LIABILITIES *(continued)*

Borrowings other than bank loans are repayable on various dates up to 2010 at interest rates between 0% and 7.0% per annum.

Long-term loans and other liabilities of the Group and the Company not wholly repayable within five years amounted to HK$954 million and HK$483 million respectively (2002: HK$935 million and HK$460 million).

As at 31st December 2003, the Group and the Company had long-term liabilities which were defeased by funds and other investments totalling HK$28,000 million (2002: HK$28,660 million). Accordingly, these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

(b) Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2004 to 2017. The future payments under these finance leases are as follows:

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Within one year	**5,328**	6,645	**5,350**	6,621
After one year but within two years	**6,679**	4,804	**6,690**	4,840
After two years but within five years	**10,598**	12,790	**11,916**	13,610
After five years	**19,874**	19,341	**22,315**	22,487
Total future payments	**42,479**	43,580	**46,271**	47,558
Interest charges relating to future periods	**(9,615)**	(10,382)	**(13,308)**	(14,641)
Present value of future payments	**32,864**	33,198	**32,963**	32,917
Security deposits, notes and zero coupon bonds	**(12,937)**	(14,441)	**(4,815)**	(5,748)
Amounts due within one year included under current liabilities	**(2,896)**	(3,318)	**(3,721)**	(4,227)
	17,031	15,439	**24,427**	22,942

The present value of future payments is repayable as follows:

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Within one year	**4,229**	5,446	**4,285**	5,462
After one year but within two years	**5,609**	3,696	**5,688**	3,801
After two years but within five years	**8,125**	10,222	**9,359**	10,881
After five years	**14,901**	13,834	**13,631**	12,773
	32,864	33,198	**32,963**	32,917

As at 31st December 2003, the Group and the Company had obligations under finance leases which were defeased by funds and other investments amounting to HK$8,186 million and HK$1,554 million respectively (2002: HK$7,725 million and HK$1,561 million). Accordingly these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

15. RETIREMENT BENEFITS

The Group operates various defined benefit and defined contribution retirement schemes for its employees in Hong Kong and in certain overseas locations. The assets of these schemes are held in funds administered by independent trustees. The retirement schemes in Hong Kong are registered under and comply with the Occupational Retirement Schemes Ordinance and the Mandatory Provident Fund Schemes Ordinance ("MPFSO"). Most of the employees engaged outside Hong Kong are covered by appropriate local arrangements.

The Group operates the following principal schemes:

(a) Defined benefit retirement schemes

The Swire Group Retirement Benefit Scheme ("SGRBS") in Hong Kong, in which the Company and Cathay Pacific Catering Services (H.K.) Limited ("CPCS") are participating employers, provides resignation and retirement benefits to its members, which include the Company's cabin attendants who joined before September 1996 and other locally engaged employees who joined before June 1997, upon their cessation of service. The Company and CPCS meet the full cost of all benefits due by SGRBS to their employee members who are not required to contribute to the scheme.

Staff employed by the Company in Hong Kong on expatriate terms before April 1993 were eligible to join another scheme, the Cathay Pacific Airways Limited Retirement Scheme ("CPALRS"). Both members and the Company contribute to CPALRS.

The latest actuarial valuations of CPALRS and of the portion of SGRBS funds specifically designated for the Company's employees were completed by a qualified actuary, Watson Wyatt Hong Kong Limited, as at 31st December 2003 using the projected unit credit method. The Group's obligations are 96% (2002: 77%) covered by the plan assets held by the trustees.

	2003		2002	
	SGRBS	**CPALRS**	SGRBS	CPALRS
The principal actuarial assumptions are:				
Discount rate used	**5%**	**4%**	5%	4%
Expected return on plan assets	**6%**	**6%**	7%	7%
Future salary increases	**2-5%**	**2-5%**	2-5%	2-5%

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Net liability recognised in the balance sheet:				
Present value of funded obligations	**6,326**	5,937	**5,938**	5,563
Fair value of plan assets	**(6,061)**	(4,574)	**(5,609)**	(4,235)
	265	1,363	**329**	1,328
Net unrecognised actuarial losses	**(84)**	(1,017)	**(105)**	(960)
	181	346	**224**	368

15. RETIREMENT BENEFITS *(continued)*

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Movements in net retirement benefit liability comprise:				
At 1st January	**346**	–	**368**	–
Prior year adjustment for transitional liabilities	**–**	605	**–**	605
Movements for the year				
– Net expenses recognised in the profit and loss account	**450**	379	**432**	365
– Contributions paid	**(615)**	(638)	**(576)**	(602)
At 31st December	**181**	346	**224**	368

	2003 HK$M	2002 HK$M
Net expenses recognised in the Group profit and loss account:		
Current service cost	**409**	391
Interest on obligations	**272**	318
Expected return on plan assets	**(273)**	(330)
Actuarial loss recognised	**42**	–
Total included in staff costs	**450**	379
Actual (return)/loss on plan assets	**(1,257)**	373

The difference between the fair value of the schemes' assets and the present value of the accrued past services liabilities at the date of an actuarial valuation is taken into consideration when determining future funding levels in order to ensure that the schemes will be able to meet liabilities as they become due. The contributions are calculated based upon funding recommendations arising from actuarial valuations.

(b) Defined contribution retirement schemes
Staff employed by the Company in Hong Kong on expatriate terms are eligible to join a defined contribution retirement scheme, the CPA Provident Fund 1993. All staff employed in Hong Kong are eligible to join the CPA Provident Fund.

Under the terms of these schemes, other than the Company contribution, staff may elect to contribute from 0% to 10% of the monthly salary. During the year, the benefits forfeited in accordance with the schemes' rules amounted to HK$9 million (2002: HK$10 million) which have been applied towards the contributions payable by the Company.

A mandatory provident fund ("MPF") scheme was established under the MPFSO in December 2000. Since the Company has obtained exemption for its existing retirement schemes, all staff were offered the choice of switching to the MPF scheme or staying in existing schemes. Where staff elected to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Contributions to defined contribution retirement schemes charged to the Group profit and loss account are HK$320 million (2002: HK$298 million).

16. DEFERRED TAXATION

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Deferred tax assets:				
– Retirement benefits	**(45)**	–	**(45)**	–
– Provisions	**(8)**	(5)	**(12)**	(9)
– Cash flow hedges	**(90)**	–	**(90)**	–
Deferred tax liabilities on accelerated tax depreciation	**748**	698	**607**	572
Provision in respect of certain lease arrangements	**7,157**	6,921	**7,157**	6,921
	7,762	7,614	**7,617**	7,484

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Movements in deferred taxation comprise:				
At 1st January	**7,614**	7,836	**7,484**	7,707
Movements for the year				
– transfer from profit and loss account				
– deferred tax expenses (note 5)	**2**	34	**(13)**	33
– operating expenses	**551**	147	**551**	147
– transferred to cash flow hedge reserve	**(90)**	–	**(90)**	–
– accelerated transfer to current taxation	**(223)**	–	**(223)**	–
– initial cash benefit from lease arrangements	**503**	–	**503**	–
Current portion of provision in respect of certain lease arrangements included under current liabilities – taxation	**(595)**	(403)	**(595)**	(403)
At 31st December	**7,762**	7,614	**7,617**	7,484

The Group has tax losses which do not expire under current tax legislation, no deferred tax asset is recognised due to the uncertainty over its recoverability.

The provision in respect of certain lease arrangements equates to payments which are expected to be made during the years 2005 to 2014 (2002: 2004 to 2012) as follows:

	2003 HK$M	2002 HK$M
After one year but within five years	**4,381**	4,144
After five years but within ten years	**2,312**	2,777
After ten years	**464**	–
	7,157	6,921

17. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Trade debtors	**2,860**	2,413	**2,728**	2,267
Other receivables and prepayments	**1,879**	1,867	**1,804**	1,774
Due from associated companies	**10**	11	**–**	–
Due from other related companies	**4**	3	**–**	1
	4,753	4,294	**4,532**	4,042

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Analysis of trade debtors by age:				
Current	**2,736**	2,257	**2,627**	2,145
One to three months overdue	**64**	96	**45**	67
More than three months overdue	**60**	60	**56**	55
	2,860	2,413	**2,728**	2,267

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

18. LIQUID FUNDS

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Short-term deposits and bank balances	**5,663**	3,438	**5,257**	2,821
Short-term deposits maturing beyond three months when placed	**482**	57	**472**	57
Funds with investment managers				
– debt securities listed outside Hong Kong	**6,665**	6,562	**–**	–
– bank deposits	**275**	931	**–**	–
Other liquid investments				
– debt securities listed outside Hong Kong	**256**	123	**202**	–
– bank deposits	**1,859**	2,069	**545**	609
	15,200	13,180	**6,476**	3,487

Included in other liquid investments are short-term bank deposits of HK$1,859 million (2002: HK$2,069 million) and debt securities of HK$256 million (2002: HK$53 million) which are pledged as part of long-term financing arrangements. The arrangements provide that these deposits and debt securities must be maintained at specified levels for the duration of the financing.

19. TRADE AND OTHER PAYABLES

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Trade creditors	**1,947**	1,520	**1,822**	1,391
Other payables	**3,228**	3,431	**3,451**	3,695
Due to associated companies	**197**	187	**194**	180
Due to other related companies	**157**	126	**156**	123
Bank overdrafts – unsecured	**14**	16	**11**	11
	5,543	5,280	**5,634**	5,400

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Analysis of trade creditors by age:				
Current	**1,478**	1,071	**1,369**	972
One to three months overdue	**367**	343	**362**	332
More than three months overdue	**102**	106	**91**	87
	1,947	1,520	**1,822**	1,391

20. SHARE CAPITAL

	2003		2002	
	Number of shares	**HK$M**	Number of shares	HK$M
Authorised (HK$0.20 each)	**3,900,000,000**	**780**	3,900,000,000	780
Issued and fully paid (HK$0.20 each)				
At 1st January	**3,336,007,848**	**667**	3,329,817,848	666
Share options exercised	**7,507,200**	**2**	6,190,000	1
At 31st December	**3,343,515,048**	**669**	3,336,007,848	667

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each in acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The maximum number of shares available for issue under the Scheme is 10% of the issued share capital of the Company. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance will be exercisable on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

20. SHARE CAPITAL *(continued)*

Upon exercise of share options, equity is increased by the number of options exercised at the exercise price.

	2003 Number of shares	2002 Number of shares
Movements in options outstanding comprise:		
At 1st January	**60,883,000**	67,144,000
Options exercised	**(7,507,200)**	(6,190,000)
Options lapsed	**(181,000)**	(71,000)
At 31st December	**53,194,800**	60,883,000
Options vested at 31st December	**24,361,300**	29,913,500

No option was granted under the Scheme during the year.

	2003	2002
Details of share options exercised during the year:		
Exercise date	**14/1/03-30/12/03**	10/1/02-31/12/02
Proceeds received (HK$)	**56,078,784**	46,239,300
Weighted average closing share price immediately before the exercise date (HK$)	**12.95**	12.14

21. RESERVES

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Retained profit	**23,518**	23,250	**11,781**	11,998
Share premium	**7,261**	7,207	**7,261**	7,207
Capital redemption reserve	**21**	21	**21**	21
Investment revaluation reserve	**354**	412	**349**	430
Cash flow hedge reserve	**(770)**	559	**(813)**	697
Other reserves	**(1)**	(1)	**-**	-
	30,383	31,448	**18,599**	20,353

Included in retained profit is an amount of HK$1,137 million (2002: HK$1,198 million) relating to retained profit attributable to associated companies.

Investment revaluation reserve relates to changes in the fair value of long-term investments.

Cash flow hedge reserve relates to exchange differences on borrowings, lease obligations, currency derivatives and related security deposits which are arranged in foreign currencies such that repayments can be met by anticipated operating cash flows.

21. RESERVES *(continued)*

Exchange differences recorded in the Group's cash flow hedge reserve are expected to be credited/(charged) to operating profit as noted below based on exchange rates ruling at 31st December 2003.

	1st half HK$M	2nd half HK$M	Total HK$M
2004	**(171)**	**(144)**	**(315)**
2005	**151**	**(97)**	**54**
2006	**(61)**	**(84)**	**(145)**
2007	**(11)**	**(41)**	**(52)**
2008	**(46)**	**(34)**	**(80)**
Beyond 2008			**(232)**
			(770)

The actual exchange differences ultimately recognised in operating profit will depend upon exchange rates ruling on the repayment dates of the relevant long-term liabilities and lease obligations.

Had HK SSAP 11 been adopted, there would have been no financial impact on the Group's assets, liabilities and cash flows. A HK$770 million deficit (2002: HK$559 million surplus) would have been included in retained profit rather than the cash flow hedge reserve and the effect on profit attributable to shareholders and earnings per share would be:

	2003 HK$M	2002 HK$M
Profit attributable to shareholders	**1,303**	3,983
HK SSAP 11 adjustment	**(1,329)**	(2,040)
Adjusted (loss)/profit with adoption of HK SSAP 11	**(26)**	1,943
Adjusted (loss)/earnings per share with adoption of HK SSAP 11	**(0.8)¢**	58.3¢
Earnings per share	**39.0¢**	119.5¢

22. RECONCILIATION OF OPERATING PROFIT TO CASH GENERATED FROM OPERATIONS

	2003 HK$M	2002 HK$M
Operating profit	**2,225**	4,750
Depreciation	**3,745**	3,829
Amortisation of intangible assets	**110**	120
Loss/(gain) on disposal of fixed assets and intangible assets	**38**	(119)
Profit on disposal of an associated company	**–**	(1)
Profit on disposal of partial interest in a subsidiary	**–**	(32)
Currency adjustments and other items not involving cash flows	**240**	(780)
Decrease in stock	**32**	157
(Increase)/decrease in trade debtors, other receivables and prepayments	**(459)**	488
Increase in net amounts due to related and associated companies	**41**	45
Increase in trade creditors and other payables	**224**	677
Increase in unearned transportation revenue	**321**	553
Non-operating movements in debtors and creditors	**(147)**	(387)
Cash generated from operations	**6,370**	9,300

23. ANALYSIS OF CASH AND CASH EQUIVALENTS

	2003 HK$M	2002 HK$M
Short-term deposits and bank balances	**5,663**	3,438
Bank overdrafts	**(14)**	(16)
	5,649	3,422

24. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2003 HK$M	2002 HK$M
Fees	**–**	–
Emoluments		
– Salaries, allowances and benefits in kind	**34**	35
– Contributions to retirement schemes	**3**	3
	37	38

Housing costs accounted for 26% (2002: 20%) of emoluments.

25. EMPLOYEE INFORMATION

The five highest paid individuals of the Company included four (2002: four) Directors, whose total emoluments are included in the amounts set out in note 24 above, and one (2002: one) other whose emoluments comprised:

	2003 HK$M	2002 HK$M
Salaries, allowances and benefits in kind	**5**	4
Contributions to retirement schemes	**1**	1
	6	5

The table below sets out the number of individuals, including those who have retired or resigned during the year, in each employment category whose total remuneration for the year fell into the following ranges:

	2003			2002		
HK$'000	**Director**	**Flight staff**	**Other staff**	Director	Flight staff	Other staff
0 – 1,000	**13**	**6,415**	**7,064**	15	6,345	7,387
1,000 – 1,500	**–**	**420**	**189**	–	436	165
1,500 – 2,000	**–**	**334**	**85**	–	241	70
2,000 – 2,500	**–**	**120**	**16**	–	64	26
2,500 – 3,000	**–**	**164**	**11**	–	116	10
3,000 – 3,500	**–**	**138**	**3**	–	141	5
3,500 – 4,000	**–**	**44**	**6**	–	63	3
4,000 – 4,500	**1**	**6**	**2**	1	25	–
4,500 – 5,000	**–**	**3**	**–**	–	4	2
5,000 – 5,500	**–**	**–**	**1**	2	4	1
5,500 – 6,000	**1**	**–**	**–**	–	–	–
6,000 – 6,500	**–**	**–**	**1**	1	–	–
7,000 – 7,500	**1**	**–**	**–**	1	–	–
8,500 – 9,000	**1**	**–**	**–**	1	–	–
10,500 – 11,000	**1**	**–**	**–**	–	–	–
	18	**7,644**	**7,378**	21	7,439	7,669

26. RELATED PARTY TRANSACTIONS

(a) Material transactions between the Group and associated companies and other related parties which were carried out in the normal course of business on commercial terms are summarised below:

	2003		2002	
	Associated companies HK$M	Other related parties HK$M	Associated companies HK$M	Other related parties HK$M
Turnover	**70**	**–**	85	–
Aircraft maintenance costs	**782**	**994**	839	1,191
Route operating costs	**164**	**665**	194	657
Dividends received	**(187)**	**(61)**	(133)	(87)
Fixed assets purchase	**22**	**53**	56	42

(b) Other transactions with related parties

(i) Under an agreement between the two parties, the Company pays fees and reimburses costs to the John Swire & Sons Limited group in exchange for services provided. Service fees calculated at 2.5% of the Group's profit before tax, results of associated companies, minority interests, and any profits and losses on disposal of fixed assets will be paid annually. Service fees paid for the year ended 31st December 2003 were HK$42 million (2002: HK$102 million) and expenses of HK$155 million (2002: HK$156 million) were reimbursed at cost.

(ii) The Company received agency commission and service fees from Dragonair. Service fees were received in respect of computer support, engineering, station and ground services provided to Dragonair. All these transactions were conducted in the ordinary course of business and on normal commercial terms. A total of HK$202 million was received from Dragonair for these transactions in 2003 (2002: HK$201 million). Dragonair is also a partner of the Asia Miles frequent-flyer programme.

(c) Amounts due to and due from associated companies and other related companies at 31st December 2003 are disclosed in notes 17 and 19 to the accounts. These balances arising in the normal course of business are non-interest bearing and have no fixed repayment terms.

(d) Guarantees given by the Company in respect of bank loan facilities held by an associated company at 31st December 2003 are disclosed in note 28 to the accounts.

(e) There were no material transactions with Directors except for those relating to remuneration (note 24 to the accounts) and shareholdings (Directors' Report).

27. WAIVER FROM COMPLIANCE WITH LISTING RULES

Pursuant to Rule 14.04 (8) of the Listing Rules, the Stock Exchange has granted to the Company a waiver from full compliance with the provisions of Chapter 14 of the Listing Rules, which relates to notifiable transactions, in relation to the acquisition or disposal of aircraft. As a result of the waiver, instead of the normal tests under Chapter 14, the test for the Company will be made by reference to Available Tonne Kilometres ("ATKs"). The test will be a calculation based on ATKs for aircraft being acquired or disposed of compared to the aggregate fleet ATKs. ATKs are calculated for each sector by multiplying the capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on that sector, by the sector distance.

	2003	2002
Fleet ATKs (in million tonne kilometres)	**13,355**	12,820

28. COMMITMENTS AND CONTINGENCIES

(a) Outstanding commitments for capital expenditure authorised at the year end but not provided for in the accounts:

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Authorised and contracted for	**3,865**	3,609	**919**	58
Authorised but not contracted for	**105**	445	**-**	443
	3,970	4,054	**919**	501

Operating lease commitments are shown in note 9 to the accounts.

28. COMMITMENTS AND CONTINGENCIES *(continued)*

(b) Guarantees in respect of bank loans and other liabilities outstanding at the year end:

	Group		Company	
	2003 HK$M	2002 HK$M	**2003 HK$M**	2002 HK$M
Subsidiary companies	**–**	–	**916**	916
Associated company	**19**	18	**19**	18
Staff	**420**	470	**405**	470
	439	488	**1,340**	1,404

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

Principal Subsidiary and Associated Companies

at 31st December 2003

SUBSIDIARY COMPANIES

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned	Issued and paid up share capital
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Computerised reservation systems and related services	53	15,600,000 shares of HK$1
Airline Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Stores Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Training Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Cathay Holidays Limited	Hong Kong	Travel tour operator	100	5,000 shares of HK$100
Cathay Pacific Aircraft Services Limited	Isle of Man	Aircraft acquisition facilitator	100	10,000 shares of US$1
Cathay Pacific Catering Services (H.K.) Limited	Hong Kong	Airline catering	100	600 shares of HK$1,000
Cathay Pacific Loyalty Programmes Limited	Hong Kong	Travel reward programme	100	2 shares of HK$1
CLS Catering Services Limited	Canada	Airline catering	60*	330,081 shares of no par value
Global Logistics System (H.K.) Company Limited	Hong Kong	Computer network for interchange of air cargo related information	97	100 shares of HK$10
Guangzhou Guo Tai Information Processing Company Limited	People's Republic of China	Information processing	80*	Paid up registered capital HK$7,000,000 (wholly foreign equity enterprise)
Hong Kong Airport Services Limited	Hong Kong	Provision of ground and ramp handling services	70	100 shares of HK$1
Snowdon Limited	Isle of Man	Financial services	100*	2 shares of GBP1
Troon Limited	Bermuda	Financial services	100	12,000 shares of US$1
Vogue Laundry Service Limited	Hong Kong	Laundry and dry cleaning	100	3,700 shares of HK$500

Principal subsidiary and associated companies are those which materially affect the results or assets of the Group.

* *Shareholding held through subsidiary companies.*

ASSOCIATED COMPANIES

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned
Associated Engineers Limited	Hong Kong	Airport ground support and general engineering	34
Cathay Kansai Terminal Services Company Limited	Japan	Ground handling	48
Cebu Pacific Catering Services Inc	Philippines	Airline catering	40*
Hong Kong Aircraft Engineering Company Limited	Hong Kong	Aircraft overhaul and maintenance	27
Hong Kong Dragon Airlines Limited	Hong Kong	Airline	19*
VN/CX Catering Services Limited	Vietnam	Airline catering	40*

* *Shareholding held through subsidiary companies.*

Statistics

		2003	2002	2001
Consolidated profit and loss summary	*HK$M*			
Passenger services		**18,663**	22,376	20,580
Cargo services		**9,913**	9,387	8,343
Catering and other services		**1,002**	1,327	1,513
Total turnover		**29,578**	33,090	30,436
Operating expenses		**(27,353)**	(28,340)	(29,604)
Operating profit/(loss)		**2,225**	4,750	832
Net finance charges		**(620)**	(743)	(571)
Profit on sale of investments		**-**	–	452
Share of profits of associated companies		**151**	324	188
Profit/(loss) before tax		**1,756**	4,331	901
Taxation		**(409)**	(328)	(202)
Profit/(loss) after tax		**1,347**	4,003	699
Minority interests		**(44)**	(20)	(42)
Profit/(loss) attributable to shareholders		**1,303**	3,983	657
Dividends paid		**(1,035)**	(701)	(1,915)
Retained profit/(loss) for the year		**268**	3,282	(1,258)
Consolidated balance sheet summary	*HK$M*			
Fixed and intangible assets		**51,762**	50,527	52,114
Long-term receivables and investments		**2,924**	3,197	3,165
Borrowings		**(26,297)**	(22,810)	(24,024)
Liquid funds less bank overdrafts		**15,186**	13,164	9,746
Net borrowings		**(11,111)**	(9,646)	(14,278)
Net current liabilities (excluding liquid funds and bank overdrafts)		**(4,476)**	(3,932)	(1,764)
Retirement benefit obligations		**(181)**	(346)	–
Deferred taxation		**(7,762)**	(7,614)	(7,836)
Minority interests		**(104)**	(71)	(93)
Net assets		**31,052**	32,115	31,308
Financed by:				
Shareholders' funds		**31,052**	32,115	31,308
Per share				
Shareholders' funds	*HK$*	**9.29**	9.63	9.40
EBITDA	*HK$*	**1.87**	2.71	1.64
Earnings/(loss)	*HK cents*	**39.0**	119.5	19.7
Dividend	*HK cents*	**48.0**	44.0	17.5
Ratios				
Profit/(loss) margin	*%*	**4.4**	12.0	2.2
Return of average shareholders' funds	*%*	**4.1**	12.6	2.0
Dividend cover	*Times*	**0.8**	2.7	1.1
Interest cover	*Times*	**3.6**	6.4	1.5
Gross debt/equity ratio	*Times*	**0.85**	0.71	0.77
Net debt/equity ratio	*Times*	**0.36**	0.30	0.46

2000	1999	1998	1997	1996	1995	1994
22,878	18,979	18,532	21,851	23,680	22,128	20,027
10,136	8,391	6,955	7,712	6,797	6,641	5,573
1,509	1,332	1,123	1,014	1,037	941	800
34,523	28,702	26,610	30,577	31,514	29,710	26,400
(29,234)	(25,891)	(27,281)	(28,537)	(27,738)	(25,956)	(23,258)
5,289	2,811	(671)	2,040	3,776	3,754	3,142
(367)	(918)	(311)	(335)	(384)	(597)	(557)
–	482	185	–	559	–	–
279	108	172	306	363	379	381
5,201	2,483	(625)	2,011	4,314	3,536	2,966
(110)	(219)	104	(291)	(484)	(516)	(560)
5,091	2,264	(521)	1,720	3,830	3,020	2,406
(86)	(84)	(35)	(40)	(17)	(57)	(33)
5,005	2,180	(556)	1,680	3,813	2,963	2,373
(1,585)	(339)	(694)	(1,817)	(1,455)	(1,217)	(1,203)
3,420	1,841	(1,250)	(137)	2,358	1,746	1,170
48,959	48,541	47,985	41,787	38,138	28,930	24,226
3,756	3,548	3,635	2,728	2,302	2,149	1,789
(20,838)	(24,783)	(27,198)	(23,122)	(26,043)	(21,722)	(22,036)
10,952	11,567	12,240	14,327	20,178	13,926	14,975
(9,886)	(13,216)	(14,958)	(8,795)	(5,865)	(7,796)	(7,061)
(2,752)	(3,944)	(3,970)	(2,652)	(2,904)	(2,639)	(2,153)
–	–	–	–	–	–	–
(7,146)	(6,714)	(6,359)	(5,802)	(5,359)	(3,954)	(3,006)
(99)	(86)	(108)	(104)	(78)	(99)	(88)
32,832	28,129	26,225	27,162	26,234	16,591	13,707
32,832	28,129	26,225	27,162	26,234	16,591	13,707
9.80	8.31	7.75	8.02	7.63	5.79	4.78
2.70	2.07	0.91	1.47	2.06	2.40	2.16
148.4	64.4	(16.4)	49.1	119.7	103.4	82.8
65.0	30.0	10.0	29.0	53.0	48.0	42.0
14.5	7.6	(2.1)	5.5	12.1	10.0	9.0
16.4	8.0	(2.1)	6.3	17.8	19.6	17.6
2.3	2.1	(1.6)	1.7	2.1	2.2	2.0
14.4	3.1	(2.2)	6.1	9.8	6.3	5.6
0.63	0.88	1.04	0.85	0.99	1.31	1.61
0.30	0.47	0.57	0.32	0.22	0.47	0.52

		2003	2002	2001
Operating summary (Cathay Pacific)				
Kilometres flown	*Million*	**238**	237	224
Block hours	*'000 Hours*	**322**	322	307
Aircraft departures	*'000*	**65**	68	65
Available tonne kilometres	*Million*	**13,355**	12,820	11,827
Revenue tonne kilometres	*Million*	**9,371**	9,522	8,201
Available seat kilometres	*Million*	**59,280**	63,050	62,790
Revenue passengers carried	*'000*	**10,059**	12,321	11,269
Revenue passenger kilometres	*Million*	**42,774**	49,041	44,792
Revenue load factor	*%*	**71.1**	75.9	70.4
Passenger load factor	*%*	**72.2**	77.8	71.3
Cargo carried	*'000 Tonnes*	**875**	851	704
Cargo and mail tonne kilometres	*Million*	**5,299**	4,854	3,938
Cargo and mail load factor	*%*	**68.7**	71.2	67.3
Excess baggage carried	*Tonnes*	**2,190**	2,401	2,270
Mail carried	*Tonnes*	**14,279**	11,082	8,684
Length of scheduled routes network	*'000 Kilometres*	**377**	374	341
Destinations at year end	*Number*	**87**	62	51
Staff number at year end	*Number*	**14,673**	14,649	14,473
ATK per staff	*'000*	**903**	885	810
On-time performance				
Departure (within 15 minutes)	*%*	**91.0**	90.7	82.9
Average aircraft utilisation	*Hours per day*			
A330-300		**9.2**	10.1	9.4
A340-200		**–**	–	–
A340-300		**12.4**	13.3	13.4
A340-600		**11.7**	6.3	–
B747-200/300		**–**	–	–
B747-400		**12.8**	14.1	14.4
B747-200F		**13.3**	13.6	12.2
B747-400F		**16.4**	15.4	14.3
B777-200/300		**8.7**	9.4	9.6
L1011		**–**	–	–
Fleet average		**11.4**	12.1	12.1
Fleet profile				
Aircraft operated by Cathay Pacific:				
A330-300		**23**	20	20
A340-200		**–**	–	–
A340-300		**15**	15	15
A340-600		**3**	2	–
B747-200/300		**–**	–	–
B747-400		**19**	19	19
B747-200F		**6**	6	4
B747-400F		**5**	5	5
B777-200		**5**	5	5
B777-300		**9**	7	7
L1011		**–**	–	–
Sub-total		**85**	79	75
Aircraft not operated by Cathay Pacific:				
B747-200/300		**–**	–	6
B747-200F		**1**	1	3
Total number of aircraft		**86**	80	84

2000	1999	1998	1997	1996	1995	1994
219	202	202	193	182	162	146
296	273	271	254	244	217	193
63	58	59	56	55	52	49
11,630	10,867	10,857	10,399	10,018	8,946	8,052
8,650	7,768	7,213	7,331	7,072	6,214	5,553
61,909	58,114	60,295	57,104	54,306	49,334	45,892
11,864	10,516	10,299	10,018	10,985	10,381	9,750
47,153	41,502	40,679	38,962	40,185	35,341	32,727
75.2	71.5	67.1	69.5	72.6	70.8	70.4
76.2	71.4	67.5	68.2	74.0	71.6	71.3
769	672	580	635	568	531	463
4,161	3,817	3,339	3,621	3,244	2,847	2,434
72.5	71.5	65.2	72.9	66.9	67.0	66.1
3,489	3,376	3,375	3,301	4,133	4,632	4,807
8,927	7,094	6,775	10,831	13,719	13,112	12,697
363	346	338	309	296	279	275
51	49	49	48	45	44	42
14,328	13,159	13,971	15,747	15,757	14,744	14,469
843	807	739	663	651	619	574
84.0	83.5	80.3	81.8	78.0	77.3	79.0
9.5	9.0	9.5	8.5	8.9	7.4	–
–	–	–	12.8	14.7	12.3	10.3
14.7	14.9	15.8	15.9	16.4	–	–
–	–	–	–	–	–	–
–	7.7	7.0	7.1	7.6	8.5	8.8
15.1	14.4	15.3	15.4	15.3	14.5	14.7
13.6	14.1	13.6	14.2	13.8	13.8	14.0
15.8	15.8	15.6	15.3	15.2	14.7	13.9
9.7	8.9	8.9	7.9	7.0	–	–
–	–	–	–	4.8	6.1	5.6
12.9	12.4	12.2	11.8	11.4	10.8	10.2
12	12	12	11	10	7	–
–	–	–	–	2	4	2
14	14	11	6	5	–	–
–	–	–	–	–	–	–
–	–	6	13	13	13	13
19	19	19	19	19	19	18
4	4	4	4	4	4	4
3	2	2	2	2	2	1
5	4	4	4	4	–	–
7	7	4	–	–	–	–
–	–	–	–	–	8	17
64	62	62	59	59	57	55
8	12	7	–	–	–	–
3	3	3	3	3	–	–
75	77	72	62	62	57	55

Cost per ATK


HK$
3.0
2.5
2.0
1.5
1.0
0.5
0
94 95 96 97 98 99 00 01 02 03

ATK per HK$'000 staff cost


2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
94 95 96 97 98 99 00 01 02 03

Aircraft utilisation


Hours per day
14
12
10
8
6
4
2
0
94 95 96 97 98 99 00 01 02 03

Share price


Average share price in HK$
15
12
9
6
3
0
Average HSI
15,000
12,000
9,000
6,000
3,000
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2003
Cathay Pacific share price
Hang Seng Index (HSI)

		2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Productivity											
Cost per ATK	*HK$*	**2.00**	2.13	2.36	2.32	2.24	2.34	2.60	2.64	2.80	2.81
ATK per HK$'000 staff cost	*Unit*	**1,825**	1,798	1,725	1,725	1,669	1,533	1,446	1,403	1,327	1,316
Aircraft utilisation	*Hours per day*	**11.4**	12.1	12.1	12.9	12.4	12.2	11.8	11.4	10.8	10.2
Share prices	*HK$*										
High		**15.5**	13.6	14.3	17.6	16.8	8.9	16.4	14.9	12.8	15.7
Low		**8.4**	9.9	6.1	10.3	7.4	4.7	5.4	10.6	10.0	10.2
Year-end		**14.8**	10.7	10.0	14.4	13.9	7.7	6.3	12.2	11.8	11.3
Price ratios (Note)	*Times*										
Price/Earnings		**37.9**	9.0	50.8	9.7	21.6	(46.9)	12.8	10.2	11.4	13.6
Market capitalisation/ Shareholders' funds		**1.6**	1.1	1.1	1.5	1.7	1.0	0.8	1.6	2.0	2.4
Price/Cash flow		**7.8**	3.8	7.2	5.9	7.0	6.4	4.5	6.1	4.9	5.4

Note: Based on year end share price, where applicable.

Glossary

TERMS

Borrowings Total borrowings (loans and lease obligations) less security deposits, notes and zero coupon bonds.

Net borrowings Borrowings and bank overdrafts less liquid funds.

Available tonne kilometres ("ATK") Overall capacity, measured in tonnes available for the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

Available seat kilometres ("ASK") Passenger seat capacity, measured in seats available for the carriage of passengers on each sector multiplied by the sector distance.

Revenue passenger kilometres ("RPK") Number of passengers carried on each sector multiplied by the sector distance.

Revenue tonne kilometres ("RTK") Traffic volume, measured in load tonnes from the carriage of passengers, excess baggage, cargo and mail on each sector multiplied by the sector distance.

On-time performance Departure within 15 minutes of scheduled departure time.

EBITDA Earnings before interest, tax, depreciation and amortisation.

RATIOS

Earnings/(loss) per share
$$= \frac{\text{Profit/(loss) attributable to shareholders}}{\text{Weighted average number of shares (by days) in issue for the year}}$$

Profit/(loss) margin
$$= \frac{\text{Profit/(loss) attributable to shareholders}}{\text{Turnover}}$$

Shareholders' funds per share
$$= \frac{\text{Shareholders' funds}}{\text{Total issued and fully paid shares at end of the year}}$$

Return on average shareholders' funds
$$= \frac{\text{Profit/(loss) attributable to shareholders}}{\text{Average shareholders' funds}}$$

Dividend cover
$$= \frac{\text{Profit/(loss) attributable to shareholders}}{\text{Dividends}}$$

Interest cover
$$= \frac{\text{Operating profit/(loss)}}{\text{Net finance charges}}$$

Gross debt/equity ratio
$$= \frac{\text{Borrowings}}{\text{Shareholders' funds}}$$

Net debt/equity ratio
$$= \frac{\text{Net borrowings}}{\text{Shareholders' funds}}$$

Passenger/Cargo and mail load factor
$$= \frac{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}{\text{Available seat kilometres/Available cargo and mail tonne kilometres}}$$

Revenue load factor
$$= \frac{\text{Total passenger, cargo and mail traffic revenue}}{\text{Maximum possible revenue at current yields and capacity}}$$

Breakeven load factor = A theoretical revenue load factor at which the traffic revenue equates to the operating cost.

Passenger/Cargo and mail yield
$$= \frac{\text{Passenger turnover/Cargo and mail turnover}}{\text{Revenue passenger kilometres/Cargo and mail tonne kilometres}}$$

Cost per ATK
$$= \frac{\text{Total operating expenses of Cathay Pacific}}{\text{ATK of Cathay Pacific}}$$

Corporate and Shareholder Information

Cathay Pacific Airways Limited is incorporated in Hong Kong with limited liability.

INVESTOR RELATIONS

For further information about Cathay Pacific Airways Limited, please contact:
Corporate Communication Department
Cathay Pacific Airways Limited
7th Floor, North Tower
Cathay Pacific City
Hong Kong International Airport
Hong Kong
Tel: 2747 5210
Fax: 2810 6563

Cathay Pacific's main Internet address is *http://www.cathaypacific.com*

REGISTERED OFFICE

35th Floor, Two Pacific Place
88 Queensway
Hong Kong

DEPOSITARY

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor
New York, NY 10286
U.S.A.

Investor hotline (toll free):
1(888) BNY ADRS or 1(888) 269 2377
General line: 1(212) 815 2293
Fax: 1(212) 571 3050
Email: ADR@bankofny.com
Website: www.adrbny.com

REGISTRARS

Computershare Hong Kong Investor Services Limited
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

AUDITORS

KPMG
8th Floor, Prince's Building
10 Chater Road
Hong Kong

FINANCIAL CALENDAR

Year ended 31st December 2003	
Annual General Meeting	12th May 2004
2003 final dividend payable	2nd June 2004
Six months ending 30th June 2004	
Interim results announcement	August 2004
Interim dividend payable	October 2004

04 APR -8 AM 7:21

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited (the "Company"), you should at once hand this document and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

PROPOSALS FOR GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

AND

INCREASE IN DIRECTORS' FEES

AND

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

NOTICE OF ANNUAL GENERAL MEETING

CATHAY PACIFIC

Non-Executive Directors:
James Hughes-Hallett, *Chairman*
Henry Fan, *Deputy Chairman*
Martin Cubbon
Vernon Moore
Sir Adrian Swire
Raymond Yuen
Carl Yung
Zhang Xianlin

Executive Directors:
David Turnbull, *Deputy Chairman and Chief Executive*
Philip Chen, *Chief Operating Officer*
Robert Atkinson, *Finance Director*
Derek Cridland, *Engineering Director*
Tony Tyler, *Director Corporate Development*

Independent Non-Executive Directors:
Raymond Or
Peter Lee
Jack So
Tung Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

A Chinese translation of this circular is available upon request from the Company's Registrars.
本通函之中文譯本於本公司之股份登記處備索。

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

30th March 2004

To the shareholders

Dear Sir or Madam,

GENERAL MANDATES

1. At the annual general meeting of the Company held on 14th May 2003, ordinary resolutions were passed giving general mandates to Directors (i) to make on-market share repurchases (within the meaning of the Code on Share Repurchases) up to 10 per cent of the issued share capital of the Company as at 14th May 2003; and (ii) to allot, issue and otherwise deal with shares equal to (a) 20 per cent of the shares of the Company in issue at 14th May 2003, plus (b) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) the nominal amount of any shares repurchased by the Company. No shares have been repurchased or allotted, issued or otherwise dealt with pursuant to these mandates.

2. Under the Companies Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the annual general meeting for 2004, unless renewed at that meeting. Resolutions (Resolutions 4, 5 and 6) will be proposed to renew these mandates and the Explanatory Statement required by the Listing Rules to be sent to shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this circular.

DIRECTORS' FEES

3. At the annual general meeting in 2003, shareholders resolved that directors' fees not exceeding an aggregate sum of HK$2 million be paid in any one year. In order to provide for increased fees to Directors and additional fees (within the aggregate sum of directors' fees approved by the shareholders) to those Directors who are members of the Remuneration Committee, a resolution (Resolution 7) will be proposed to increase the maximum aggregate sum to HK$3 million in any one year.

AMENDMENT OF ARTICLES OF ASSOCIATION

4. Following amendments in early 2002 to the Companies Ordinance and the Listing Rules, the Company is permitted, subject to the provisions of its Articles of Association, (i) to distribute to shareholders and other entitled persons summary financial reports in lieu of the relevant financial documents from which the summary financial reports are derived, and (ii) to send or otherwise make available corporate communications, including annual and interim reports, circulars and notices of meetings, to shareholders and other entitled persons using electronic means in lieu of printed copies of those corporate communications, in each case, provided that the Company has ascertained the wishes of its shareholders and other entitled persons in accordance with the Companies Ordinance and the Listing Rules.

5. The Company, however, is not permitted by its Articles of Association, in their present form, to take advantage of the facilities offered by the statutory and regulatory changes referred to above. In order for the Company to be able to take advantage of those facilities, a special resolution (Resolution 8) will be proposed to amend the Articles of Association.

6. Shareholders' approval will also be sought to amend the Articles of Association:

   (i) to reflect the amendments to the Listing Rules in early 2002 which permit a listed company to issue corporate communications to its members and other securities holders in either the English language only, the Chinese language only or both the English language and the Chinese language in accordance with the wishes of its members and other securities holders provided that the listed company has made adequate arrangements to ascertain the wishes of its members and other securities holders;

   (ii) to reflect the amendments to Appendix 3 to the Listing Rules which will come into effect on 31st March 2004 (which Appendix stipulates certain provisions as being required to be included in the articles of association of listed companies);

   (iii) to enable Directors to hold meetings by telephone or any communication equipment or electronic means and to postpone general meetings; and

   (iv) to incorporate minor drafting improvements.

7. The proposed amendments are set out in the notice convening the Annual General Meeting. **Even if shareholders vote in favour of this special resolution, they will still be able to elect to receive printed copies of the summary financial reports or the full annual report, and other corporate communications in both the English language and the Chinese language.**

8. Copies of the existing Articles of Association and the Articles of Association incorporating the proposed amendments are available for inspection at the registered office of the Company, 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong, during normal business hours, i.e. 9 a.m. to 5 p.m. on Monday to Friday (public holidays excepted) up to and including 12th May 2004.

NOTICE OF MEETING

9. Notice of the annual general meeting is set out on pages 5 to 10 of this circular. Enclosed with this circular is a form of proxy for use at that meeting. Whether or not you intend to be present at the annual general meeting you are requested to complete the form of proxy and return it to the Registrars of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding that meeting.

10. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.

11. Your Directors believe that the granting of the general mandates, the increase in directors' fees and the amendments to the Articles of Association are in the interests of the Company and its shareholders and accordingly recommend you to vote in favour of all of the resolutions to be proposed at the annual general meeting.

Yours faithfully
James Hughes-Hallett
Chairman

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

1. It is proposed that up to 10 per cent of the Company's shares in issue at the date of the passing of the resolution to approve the general mandate may be repurchased. As at 29th February 2004, the latest practicable date for determining such figure, the number of shares in issue was 3,345,454,548. On the basis of this figure (and assuming no shares are issued or repurchased after 29th February 2004 and up to the date of passing such resolution) the Directors would be authorised to repurchase up to 334,545,454 shares.

2. The Directors believe that the ability to repurchase shares is in the interests of the Company and its shareholders.

   Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase shares to give the Company the flexibility to do so if and when appropriate. The number of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

3. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

4. There could be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31st December 2003) in the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of Directors who have a present intention, in the event that the general mandate is granted by shareholders, to sell shares to the Company.

6. The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

7. If as the result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

   The Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any purchases pursuant to the general repurchase mandate, save that in the event of full exercise of the repurchase mandate and the maintenance by Swire Pacific Limited of its present shareholding (amounting to approximately 46.82% of the votes attaching to the issued share capital of the Company) the percentage of the votes attaching to the share capital owned by Swire Pacific

Limited would increase by more than 2% and accordingly Swire Pacific Limited may be obliged to make a general offer for all of the issued shares of the Company not owned by it. However, the Directors have no current intention to exercise the repurchase mandate to such an extent as would give rise to this situation.

8. No shares have been purchased by the Company in the previous six months (whether on the Stock Exchange or otherwise).

9. No connected persons (as defined in the Listing Rules) of the Company have notified it of a present intention to sell shares of the Company to the Company and no such persons have undertaken not to sell any such shares to the Company in the event that the general mandate is granted by shareholders.

10. The highest and lowest prices at which shares of the Company have traded on the Stock Exchange in each of the previous twelve months are as follows:

	Highest (HK$)	**Lowest (HK$)**
March 2003	11.70	9.50
April 2003	9.95	8.40
May 2003	9.95	8.95
June 2003	10.90	9.90
July 2003	11.20	10.45
August 2003	13.50	10.95
September 2003	13.55	12.10
October 2003	14.85	12.80
November 2003	15.45	13.85
December 2003	15.20	14.50
January 2004	15.05	14.10
February 2004	15.95	13.75

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an ordinary general meeting of the shareholders of Cathay Pacific Airways Limited, being the annual general meeting for 2004, will be held in the Elbrus Room at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Wednesday, 12th May 2004 at 4:30 p.m. to receive the report of the Directors and the audited accounts for the year ended 31st December 2003 and:

1. To declare final dividends.
2. To re-elect Directors.
3. To reappoint auditors and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, to pass the following resolutions:

Ordinary Resolutions:

4. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to make on-market share repurchases (within the meaning of the Code on Share Repurchases) be approved;

(b) the aggregate nominal amount of the Company's shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

references to "shares" include securities which carry a right to subscribe for or purchase shares.

5. THAT:

(a) subject to paragraph (b), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares and to make or grant offers, agreements and options which will or might require the exercise of such powers during or after the end of the Relevant Period be approved;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue or (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any shares repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent of the aggregate nominal amount of the shares in issue at the date of passing this Resolution); and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company; and

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

6. THAT the Directors be authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution 5 in the notice convening this meeting in respect of the shares referred to in sub-paragraph (bb) of paragraph (b) of such resolution.

7. THAT the aggregate fees paid to the Directors in any one year shall not exceed HK$3 million.

Special Resolution:

8. THAT the Articles of Association of the Company be and are hereby amended in the following manner:-

(a) By adding the following definition immediately after the definition of "these Articles" in Article 2(a):

"associates" has the meaning given in the Listing Rules;

(b) By adding the following definitions immediately after the definition of "dollars" in Article 2(a):

"electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

"entitled person" shall mean an "entitled person" as defined in section 2(1) of the Ordinance;

(c) By adding the following definition immediately after the definition of "the Register" in Article 2(a):

"relevant financial documents" shall mean "relevant financial documents" as defined in section 2(1) of the Ordinance;

(d) By deleting the word "and" immediately after the definition of "the Stock Exchange" in Article 2(a) and adding the following definition immediately after the same definition:

"summary financial report" shall mean "summary financial report" as defined in section 2(1) of the Ordinance; and

(e) By deleting the definition of "in writing" and "written" in Article 2(a) in its entirety and substituting the following therefor:

"in writing" and "written" includes any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communication.

(f) By adding the following paragraphs (g) and (h) after paragraph (f) in Article 2:

(g) References to a document being executed include references to its being executed (i) under hand or under seal or (ii) to the extent permitted by and in accordance with any applicable law, by electronic signature or any other method. References to a document include, to the extent permitted by and in accordance with applicable law, references to any information recorded in visible form whether having physical substance or not. References to an address include, in relation to electronic communications, any number or address used for the purposes of such communications.

(h) References to a "day" mean a period of 24 hours running from midnight to midnight. References to times (including in the previous sentence) are to Hong Kong time.

(g) By deleting the words "The Stock Exchange of Hong Kong Limited" in Article 7(a) and substituting therefor the words "the Stock Exchange".

(h) By adding the following new Article immediately after Article 63 as Article 63A:

63A. If the Board considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The Board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least one English language newspaper and one Chinese language newspaper in Hong Kong. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these Articles not less than 48 hours before the time appointed for holding the rearranged meeting. The Board may also postpone or move the rearranged meeting under this Article.

(i) By adding the following new Article immediately after Article 81 as Article 81A:

81A. If any member is required under the Listing Rules to abstain from voting on any particular resolution or to vote only for or only against any particular resolution, any vote cast by or on behalf of such member in contravention of such requirement shall not be counted.

(j) By adding the word "is" immediately after the words "in respect of which the vote" in Article 86.

(k) By deleting the word "shall" immediately after the words "continue to act," in Article 94.

(l) By deleting the words "not less than seven nor more than twenty-eight days before the date appointed for the meeting" in Article 95 and substituting therefor the words "during a period of seven days commencing on and including the day after the despatch of the notice of the meeting".

(m) By repealing "special resolution" and substituting "ordinary resolution" in the first line of Article 96.

(n) By deleting the word "But" and substituting "but" in Article 96.

(o) By deleting the words "alternate Director" and substituting "Alternate Director" in Article 101.

(p) By amending Article 116 as follows:

(a) by deleting the words "any such contract or arrangement or proposal in which he is materially interested" and substituting therefor the words "any board resolution approving any contract or arrangement or proposed contract or arrangement in which he or any of his associates is materially interested" immediately after the words "in the quorum in respect of";

(b) by deleting the word "proposal" in each of paragraphs (a) to (f) and substituting therefor the words "proposed contract or arrangement";

(c) by adding the words "or any of his associates":

(i) immediately after the words "for giving any Director" in paragraph (a);

(ii) immediately after the words "money lent by him" in paragraph (a);

(iii) immediately after the words "incurred or undertaken by him" in paragraph (a);

(iv) immediately after the words "for which the Director himself" in paragraph (b);

(v) immediately after the words "subscription or purchase where the Director" in paragraph (c);

(vi) immediately before the words "is interested only as an officer" in paragraph (d);

(vii) immediately before the words "is interested, directly or indirectly, as a holder of shares" in paragraph (e); and

(viii) immediately after the words "any employees' share scheme under which the Director" in paragraph (f);

(d) by deleting the words "the interest of such Director (together with any of his associates, as defined in the rules for the time being of The Stock Exchange of Hong Kong Limited)" and substituting therefor the words "the aggregate interest of such Director and his associates" in paragraph (e); and

(e) by deleting the words "equal to or" immediately before the words "less than five per cent. of such issued shares" in paragraph (e).

(q) By deleting Article 121 in its entirety and substituting therefor the following Article:

121. A Managing Director or a Joint Managing Director (subject to the provisions of any agreement between him and the Company) shall be subject to the same provisions as to rotation, resignation and removal as the other Directors of the Company, and shall ipso facto and immediately cease to be Managing Director or Joint Managing Director if he shall cease to hold the office of Director.

(r) By adding in Article 123 after the words "three Directors shall constitute a quorum." the following:

A Director shall be deemed to be present in person at a meeting and will be entitled to vote and be counted in the quorum if he participates by telephone or any communication equipment or electronic means which allows all persons participating in the meeting to speak to and hear each other. Such meeting will be treated as taking place where most of the participants are or where the chairman of the meeting is if no more than one participant is in each place or if there are two or more places where most of the participants are.

(s) By deleting Article 165 in its entirety and substituting therefor the following Article:

165. (a) The Board shall from time to time in accordance with the provisions of the Ordinance cause to be prepared and laid before the Company at its annual general meeting the relevant financial documents.

(b) The Company shall, subject to paragraph (c) below, send to every entitled person a copy of the relevant financial documents or (subject to compliance with applicable law) of the summary financial report, in each case not less than twenty-one days before the date of the general meeting before which the relevant financial documents shall be laid.

(c) Where, in accordance with applicable law, any entitled person (in this paragraph a "Consenting Person") has agreed or is deemed to have agreed to treat the publication of any relevant financial documents and/or any summary financial report (as the case may be) on a computer network (including the Company's website) or the publication or distribution of any relevant financial documents and/or any summary financial report (as the case may be) in any other manner, including by way of any other form of electronic communication, as discharging the Company's obligation under paragraph (b) to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on a computer network (including the Company's website) of the relevant financial documents and/or the summary financial report (as the case may be) not less than twenty-one days before the date of the relevant general meeting or the publication or distribution by the Company of the relevant financial documents and/or the summary financial report (as the case may be) in such other manner for such period or on or before such date as is permitted under applicable law shall, in relation to that Consenting Person, be deemed to discharge the Company's obligations under paragraph (b).

(t) By deleting Article 167 in its entirety and substituting therefor the following Article:

167. Any notice or document to be given or issued by or on behalf of the Company to any entitled person under these Articles or any laws, rules or regulations (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) shall be in writing and may, subject to and to the extent permitted by and in accordance with applicable law, be served on or sent or delivered to any member or other entitled person by the Company:

(i) personally;

(ii) by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the register (or in the case of any other entitled person, to such address as he may provide to the Company for that purpose);

(iii) by delivering it to or leaving it at such address as aforesaid;

(iv) by publishing it by way of advertisement in one or more newspapers;

(v) by sending it as an electronic communication to the entitled person concerned at such address as he may provide to the Company in writing for that purpose;

(vi) by publishing it on a computer network (including the Company's website); or

(vii) by any other means authorised in writing by the entitled person concerned.

(u) By deleting Article 169 in its entirety and substituting therefor the following Article:

169. Any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(a) if sent by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same was put in the post, and in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post with the postage prepaid (airmail if posted from Hong Kong to an address outside Hong Kong);

(b) if not sent by post but left by the Company at the registered address of a member or at the address (other than an address for the purposes of electronic communications) notified to the Company in accordance with these Articles by an entitled person not being a member, shall be deemed to have been served or delivered on the day it was so left;

(c) if sent as an electronic communication, shall be deemed to have been served on the day following that on which it was sent and proof that the address provided by the entitled person concerned to the Company in writing for the purposes of electronic communications was used for sending the electronic communication containing the notice or document shall be conclusive evidence that the notice or document was served or delivered; and

(d) if published on a computer network (including the Company's website), shall be deemed to have been served on the day on which the notice of such publication is served on or delivered to the entitled person concerned or where no notice of such publication is required by law to be served on or delivered to the entitled person concerned, the day on which the notice or document first appears on the computer network concerned; and

(e) if served, sent or delivered by any other means authorised in writing by the entitled person concerned, shall be deemed to have been served, received, or delivered when the Company has carried out the action it has been authorised to take for that purpose.

(v) By deleting Article 171 in its entirety and substituting therefor the following Article:

171. A notice or document may be given by or on behalf of the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in such manner as provided in Article 167 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(w) By deleting the words "by post to, or left at the registered address of, any member, in pursuance of these Articles" in the first line of Article 172 and substituting therefor the words "to any member in such manner as provided in Article 167".

(x) By deleting Article 174 in its entirety and substituting therefor the following Article:

174. (a) The signature to any notice or document by the Company may be written, printed or, to the extent permitted by and in accordance with applicable law, made electronically.

(b) To the extent permitted by and in accordance with applicable law, any notice or document, including but not limited to the documents referred to in Article 165 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules, may be given by the Company in the English language only, in the Chinese language only or in both the English language and the Chinese language.

(y) By deleting Article 175 in its entirety.

By order of the Board
Margaret Yu
Secretary

Hong Kong, 30th March 2004

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting.
3. If approved, the final dividends are expected to be paid to shareholders on Wednesday, 2nd June 2004.
4. The registers of shareholders will be closed from 7th to 12th May 2004, both days inclusive. To rank for the final dividends, all transfers should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, for registration not later than 4:00 p.m. on Thursday, 6th May 2004.
5. The Directors retiring are Robert Atkinson, Derek Cridland and Zhang Xianlin and separate resolutions will be proposed for their re-election.
6. Copies of the existing Articles of Association and the Articles of Association incorporating the proposed amendments are available for inspection at the registered office of the Company, 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong, during normal business hours, i.e. 9 a.m. to 5 p.m. on Monday to Friday (public holidays excepted) up to and including 12th May 2004.
7. The Chairman intends to direct that each of the resolutions set out in this notice be voted on by poll.
8. The translation into Chinese language of this notice (including the Special Resolution which contains the proposed new Articles) is for reference only. In case of any inconsistency, the English version shall prevail.
9. **Please note that refreshments will not be served at the Annual General Meeting.**

DESIGN: FORMAT LIMITED www.format.com.hk PRINTED IN HONG KONG THIS REPORT IS PRINTED ON RECYCLED PAPER

SWIRE